Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

METER READINGS HOLDING GROUP, LLC,

(A DELAWARE LIMITED LIABILITY COMPANY)

SUN METER READINGS, LP,

(A DELAWARE LIMITED PARTNERSHIP)

YELLOW MERGER SUB, INC.,

(A DELAWARE CORPORATION)

HUBBELL POWER SYSTEMS, INC.

(A DELAWARE CORPORATION)

AND

(SOLELY FOR PURPOSES OF SECTIONS 12.10, 12.11 AND 12.21)

HUBBELL INCORPORATED

(A CONNECTICUT CORPORATION)

DECEMBER 22, 2017

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- ii -

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SCHEDULES

Affiliated Transactions Schedule

Authorization Schedule

Bank Accounts Schedule

Bonus Amount Schedule

Brokerage Schedule

Capital Budget Schedule

Capitalization Schedule

Communications Schedule

Compliance with Laws Schedule

Contracts Schedule

Covenants Exceptions Schedule

Customers and Suppliers Schedule

Developments Schedule

Employee Benefits Schedule

Employees Schedule

Environmental Matters Schedule

Financial Statements Schedule

Governmental Consents Schedule

Holding Entities Schedule

Insurance Schedule

Intellectual Property Schedule

Leased Real Property Schedule

Letter of Credit Schedule

Litigation Schedule

Owned Real Property Schedule

Permits Schedule

Permitted Liens Schedule

Product Liability Schedule

Product Warranties Schedule

Subsidiary Schedule

Taxes Schedule

Working Capital Schedule

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EXHIBITS

Exhibit A	-	Form of Certificate of Merger

Exhibit B	-	Form of Consulting Termination Agreement

Exhibit C	-	Form of Purchase Price Adjustment Escrow Agreement

Exhibit D	-	Form of Letter of Transmittal

Exhibit E	-	Rules of Engagement for Valuation Firm

Exhibit F	-	Form of Company Closing Certificate

Exhibit G	-	Form of Company Secretary’s Certificate

Exhibit H	-	Form of Non-U.S. Real Property Holding Corporation Status

Exhibit I	-	Form of Purchaser Closing Certificate

Exhibit J	-	Form of Purchaser and Merger Sub Secretary’s Certificate

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 22, 2017, is made by and among Meter Readings Holding Group, LLC, a Delaware limited liability company (the “Company”), Hubbell Power Systems, Inc., a Delaware corporation (the “Purchaser”), Yellow Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Purchaser (the “Merger Sub”), Sun Meter Readings, LP, a Delaware limited partnership (the “Representative”), as representative for the Company’s Members and Optionholders, and, solely for purposes of Sections 12.10, 12.11 and 12.21, Hubbell Incorporated, a Connecticut corporation (“Parent”). Capitalized terms used and not otherwise defined herein have the meanings set forth in Article I.

WHEREAS, the Purchaser desires to acquire one hundred percent (100%) of the issued and outstanding equity interests of the Company in a reverse subsidiary merger transaction on the terms and subject to the conditions set forth herein;

WHEREAS, the board of managers of the Company has authorized, adopted and approved this Agreement and determined that this Agreement and the Merger are desirable and in the best interests of the Members;

WHEREAS, the board of managers of the Company has recommended the Merger to the Members;

WHEREAS, the respective boards of directors of the Purchaser and the Merger Sub have authorized, adopted and approved this Agreement and determined that this Agreement and the Merger are desirable and in the best interests of their respective corporations and stockholders;

WHEREAS, the board of directors of the Merger Sub has recommended the Merger to its stockholders;

WHEREAS, in connection with the execution of this Agreement, each of Allan Connolly and Kurt Bruenning has entered into an employment agreement with the Purchaser, to be effective as of the Effective Time (each, a “Key Employee Agreement,” and collectively, the “Key Employee Agreements”); and

WHEREAS, immediately following the mutual execution and delivery of this Agreement, the Company and Representative expect to deliver to Purchaser and Merger Sub a written consent of all of the Members (in lieu of a meeting) approving this Agreement, the Merger and the transactions contemplated hereby (the “Member Approval”).

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1 .01 Definitions. For purposes hereof, the following terms when used herein shall have the respective meanings set forth below:

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Affiliate Transaction” is defined in Section 5.17.

“Agent” means, when used with respect to any Person, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of such Person and its Subsidiaries.

“Agreement” is defined in the Preamble.

“Allocation Percentage” means, as to any Member or Optionholder that has received any portion of the Merger Consideration, a fraction, (i) the numerator of which is the number of Units, plus the number of Units issuable upon exercise of Options held by such Member or Optionholder immediately prior to the Effective Time, and (ii) the denominator of which is the total number of Units, plus the total number of Units issuable upon exercise of Options held by all Members and Optionholders immediately prior to the Effective Time.

“Applicable Accounting Principles” is defined in Section 3.03(c).

“Applicable Facilities” means those certain facilities operated by the Company or any of its Subsidiaries located at: (i) 130 Main Street, Somersworth, New Hampshire 03878, (ii) Lothbury House, Newmarket Road, Cambridge, United Kingdom CB5 8PB, (iii) 77 West Port Plaza, St. Louis, Missouri 63146, (iv) 900 W. 40th Street, Chicago, Illinois 60609, (v) 30400 Solon Road, Solon, Ohio 44139 and (vi) 130 Flecha Lane, Laredo, Texas 78045.

“Bonus Amount” means the aggregate amount to be paid to certain Optionholders and employees as special bonuses pursuant to the agreements set forth on the Bonus Amount Schedule.

“Business Day” means any day other than a Saturday, Sunday, or a day on which all banking institutions located in New York, New York are authorized or obligated by Law or executive order to close.

“Capital Lease Obligation” means any obligation (including accrued interest) of the Company or its Subsidiaries under a lease agreement that would be capitalized pursuant to GAAP. Notwithstanding the foregoing, Capital Lease Obligations shall not include any breakage costs, prepayment penalties or fees or other similar amounts payable in connection with any capitalized leases; provided, that Capital Lease Obligations shall include breakage costs, prepayment penalties or fees or other similar amounts in connection with a capitalized lease but only to the extent that the capital lease requires prepayment penalties or fees or other similar amounts in connection with the consummation of the transactions contemplated by this Agreement.

“Cash” means, as of a given time, an amount equal to the aggregate amount of all cash, cash equivalents and marketable securities of the Company or any of its Subsidiaries under GAAP, including all outstanding security or similar deposits, without reduction or off-set in respect of the amount of any checks written (but not yet cashed) by the Company or any of its Subsidiaries.

“Certificate of Merger” means the certificate of merger in the form of Exhibit A.

“Closing” is defined in Section 3.01.

“Closing Balance Sheet” is defined in Section 3.03(b).

“Closing Cash Proceeds” means (i) the Enterprise Value, minus (ii) the amount of Indebtedness outstanding as of 12:01 a.m. prevailing Eastern Time on the Closing Date, plus (iii) the amount of Cash as of 12:01 a.m. prevailing Eastern Time on the Closing Date, minus (iv) the amount (if any) by which Closing Working Capital is less than Target Working Capital, plus (v) the amount (if any) by which Closing Working Capital is greater than Target Working Capital, plus (vi) the aggregate exercise price of all Options, minus (vii) the Representative Holdback Amount, minus (viii) all Transaction Expenses, minus (ix) the Purchase Price Adjustment Escrow Amount, minus (x) the Bonus Amount. For the avoidance of doubt, no items included in the definitions of Cash, Indebtedness, Capital Lease Obligations, Transaction Expenses, Working Capital or Bonus Amount shall be double counted for purposes of calculating the Closing Cash Proceeds hereunder.

“Closing Date” is defined in Section 3.01.

“Closing Statement” is defined in Section 3.03(b).

“Closing Working Capital” means Working Capital as of 12:01 a.m. prevailing Eastern Time on the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended.

“commercially reasonable efforts” means the efforts that a commercially reasonable Person desirous of achieving a result would use in similar circumstances to achieve that result as expeditiously as reasonably practicable; provided, however, that, except as otherwise set forth herein, a Person required to use commercially reasonable efforts under this Agreement will not be thereby required to take any action that would result in a material adverse change in the benefits to such Person under this Agreement or the transactions contemplated hereby, to make any change to its business, to incur any fees or expenses (other than normal and usual filing fees, processing fees and incidental expenses), to commence any litigation or to incur any other material obligation or liability.

“Company” is defined above in the Preamble.

“Company Closing Certificate” is defined in Section 4.01(d)(i).

“Company Competing Transaction” is defined in Section 7.05.

“Company Documents” is defined in Section 5.03(a).

“Company Intellectual Property” is defined in Section 5.11(a).

“Company Registered Intellectual Property” is defined in Section 5.11(a).

“Company Revolving Credit Agreement” means that certain Revolving Credit and Security Agreement, dated as of April 18, 2014 (as amended, amended and restated, supplemented or modified from time to time) by and between certain Subsidiaries of the Company, the lenders party thereto, PNC Bank, National Association, as administrative agent, and the other parties party thereto.

“Company Secretary’s Certificate” is defined in Section 4.01(d)(ii).

“Company Term Loan Agreement” means that certain First Lien Term Loan Agreement, dated as of August 29, 2016 (as amended, amended and restated, supplemented or modified from time to time) by and between certain Subsidiaries of the Company, the lenders party thereto, Morgan Stanley Senior Funding, Inc., as administrative agent, and the other parties party thereto.

“Confidentiality Agreement” is defined in Section 8.04.

“Consulting Termination Agreement” means a termination agreement in the form of Exhibit B.

“Contamination” or “Contaminated” shall mean the presence of Hazardous Substances in, on or under the soil, groundwater, surface water, groundwater, air or other environmental media to an extent that any action is legally required by any Governmental Body under any Environmental Law with respect to such presence of Hazardous Substances.

“Covered Employees” is defined in Section 5.20(a).

“D&O Tail Policies” is defined in Section 8.02(a).

“Delaware Law” means, collectively, the Delaware General Corporation Law and the Delaware Limited Liability Company Act.

“DFS Provisions” is defined in Section 12.09.

“Disclosure Schedules” is defined in Article V.

“Effective Time” is defined in Section 2.01(b).

“Electronic Delivery” is defined in Section 12.10.

“Enterprise Value” means one billion one hundred million dollars ($1,100,000,000.00).

“Environmental Laws” means all Laws as enacted and in effect on or prior to the Closing Date concerning pollution or protection of the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any Hazardous Substance.

“Equity Interest” means, in respect of any Person, any share, capital stock, partnership, member or similar interest in such Person, and any option, subscription, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity which is a member of (a) a controlled group of corporations (as defined in Section 414(b) of the Code), (b) a group of trades or businesses under common control (as defined in Section 414(c) of the Code) or (c) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company or any of its Subsidiaries.

“Escrow Agent” means Wilmington Trust, National Association, or its successor, in its capacity as such pursuant to the Purchase Price Adjustment Escrow Agreement.

“Estimated Closing Cash Proceeds” is defined in Section 3.03(a).

“Exercisable Units” is defined in Section 2.04(b).

“Existing Letter of Credit” is defined in the definition of Indebtedness.

“FCPA” is defined in Section 5.19(d).

“Financial Advisor Pay-off Letters” means the pay-off letters, in form and substance reasonably satisfactory to the Purchaser, executed by each of Morgan Stanley & Co. LLC and Stephens Inc. (or one of its respective Affiliates) and delivered to the Company and the Purchaser at the Closing.

“Financial Statements” is defined in Section 5.05(a).

“Financing” is defined in Section 7.06(a).

“Financing Sources” shall mean the entities that have committed to provide or arrange or have otherwise entered into agreements in connection with all or any part of the Financing in connection with the transactions contemplated by this Agreement, including the parties to any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto and their respective Affiliates, officers, directors, employees and representatives involved in the Financing and their respective successors and assigns.

“Fraud” means common law fraud (and not a constructive fraud or negligent misrepresentation or omission) by a Person with respect to the making of the representations and warranties set forth in this Agreement, this Agreement, the other Transaction Documents, the Merger or the transactions contemplated thereby.

“GAAP” means United States generally accepted accounting principles as consistently applied by the Company and its Subsidiaries.

“Governmental Body” means any (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, or any political subdivision thereof, (ii) federal, state, provincial, local, municipal, foreign, or other government, or (iii) governmental or quasi-governmental authority of any nature (including any stock exchange, self-regulatory organization, governmental division, department, agency, commission, instrumentality, official, organization, regulatory body, or other entity and any court, arbitrator, or other tribunal).

“Hazardous Substance” means any substance, material or waste that is or contains asbestos, urea formaldehyde insulation, polychlorinated biphenyls, petroleum or any petroleum-based products or constituents, radon gas, microbiological contamination or related materials or any other substance, material, pollutant, contaminant or waste, that is defined, classified, listed or regulated as hazardous, or toxic under, or requires any action pursuant to, any Environmental Law.

“Holding Entities” is defined in Section 5.25.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Tax” means the United States federal income Tax and any United States state or local or non-U.S. net income Tax or any franchise or business profits Tax incurred in lieu of a Tax on net income.

“Indebtedness” means, without duplication, as of any particular time, (i) all indebtedness for borrowed money of the Company and its Subsidiaries (including any unpaid principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, reimbursements, indemnities and all other amounts payable in connection therewith), (ii) liabilities of the Company and its Subsidiaries evidenced by bonds, debentures, notes, or other similar instruments or debt securities, (iii) liabilities of the Company and its Subsidiaries to pay the deferred purchase price of property or services other than trade payables incurred in the ordinary course of business, (iv) all Capital Lease Obligations, (v) all liabilities of the Company and its Subsidiaries arising out of interest rate, currency and commodity derivatives or hedging transactions and any other arrangements designed to provide protection against fluctuations in interest or currency rates or commodity prices, (vi) any then-existing unsatisfied obligations for the deferred purchase price of assets or services, (vii) all direct obligations under letters of credit (except the letter of credit set forth on the Letter of Credit Schedule (the “Existing Letter of Credit”) to the extent such letter of credit has not been drawn on or prior to the Closing Date), and (viii) all obligations in the nature of guarantees of the obligations described in clauses (i) through (vii) above of any other Person; provided, that “Indebtedness” shall not include (a) any such liabilities or obligations between the Company and any of its wholly owned Subsidiaries or between any wholly owned Subsidiary of the Company and another wholly owned Subsidiary of the Company, provided, that in each case, “wholly-owned” shall be determined without regard to any directors’ qualifying equity interests as required by Law, (b) any amounts included in Transaction Expenses or (c) any amounts included in the Bonus Amount.

“Insurance Policies” is defined in Section 5.15.

“Intellectual Property” means all rights arising from or in respect of any of the following, in any jurisdiction throughout the world: (i) patents, patent applications, patent disclosures and inventions, including continuations, divisional, continuations-in-part, renewals and reissues for any of the foregoing, (ii) trademarks (registered or unregistered), service marks, service names, trade dress, trade names, brand names, slogans, logos, domain names, corporate names and registrations and applications for registration thereof together with all of the goodwill associated therewith, (iii) copyrights (registered or unregistered) and registrations and applications for registration thereof and copyrightable subject matter, including copyrights in software, (iv) inventions (whether patentable or unpatentable), trade secrets and other confidential and proprietary information (including ideas, formulas, compositions, know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial and marketing plans and customer and supplier lists and information); and (v) copies and tangible embodiments of any of the foregoing (in whatever form or medium).

“Intellectual Property Agreements” is defined in Section 5.11(f).

“IRS” means the United States Internal Revenue Service.

“Key Employee Agreement” is defined in the Recitals.

“knowledge” means, with respect to the Company, the actual knowledge, assuming reasonable inquiry, of Allan Connolly, Kurt Bruenning, Kumi Premathilake, Greg Bodenhamer, Guy Lafond and Alvin Jackson.

“Latest Balance Sheet” is defined in Section 5.05(a).

“Law” means any law, rule, regulation, judgment, order, decree, or other pronouncement having the effect of law of any Governmental Body.

“Lease” is defined in Section 5.08(b).

“Leased Real Property” is defined in Section 5.08(b).

“Lender Pay-off Letter” is defined in Section 4.01(g).

“Letter of Transmittal” means a letter of transmittal in the form of Exhibit D.

“Liabilities” is defined in Section 5.05(c).

“Liens” means liens, security interests, charges, encumbrances, restrictions, pledges, title defects, easements, rights-of-way, covenants, encroachments or other adverse claims of any kind with respect to a property or asset.

“Litigation” is defined in Section 5.12.

“Material Adverse Change” means any change, effect, event, fact, occurrence, circumstance, state of facts or development (collectively, a “Change”) that has resulted, or would reasonably be expected to result, in a materially adverse change to the financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole, but shall exclude any Change resulting or arising from: (i) any Change on or after the date of this Agreement in any applicable Law; (ii) any Change in interest rates generally, currency exchange rates generally or general economic conditions (including general changes in the price of gas, oil or other natural resources); (iii) any Change that is generally applicable to the industries in which the Company or any of its Subsidiaries operates; (iv) the entry into this Agreement or the announcement thereof or consummation of the transactions contemplated by this Agreement and the other agreements referenced herein (except that, for purposes of Section 4.01(a)(iv) and Section 4.01(h), any material breach of the second sentence of Section 5.03(a), the last sentence of Section 5.10(b), Section 5.12(c), Section 5.13, Section 5.14(h), Section 5.18 and Section 5.19(a)(ii) resulting from the Company’s entry into this Agreement or the announcement thereof or the consummation of the transactions contemplated by this Agreement and the other agreements referenced herein may be taken into account in determining whether the failure of such representation or warranty to have been true and correct has resulted in a Material Adverse Change); (v) any omission to act or action taken by or at the express written request of the Purchaser; (vi) any national or international political event or occurrence, including acts of war or terrorism; or (vii) any failure by the Company or any Subsidiary thereof to meet any projections, forecasts or estimates of revenue or earnings (it being understood that this clause (vii) shall not prevent a determination that any Change underlying such failure to meet projections, forecasts or estimates has resulted in a Material Adverse Change (to the extent the effect(s) of such Change is not otherwise excluded from this definition of Material Adverse Change));

provided, that, in the case of the foregoing clauses (i), (ii), (iii) and (vi), if such Change disproportionately affects the Company and its Subsidiaries as compared to other Persons or businesses that operate in the industry in which the Company and its Subsidiaries operate, then such Change may be taken into account in determining whether a Material Adverse Change has occurred or will occur.

“Member” means each holder of Units.

“Member Approval” is defined in the Recitals.

“Members’ Closing Consideration” is defined in Section 2.02(a).

“Members’ Merger Consideration” is defined in Section 2.02(a).

“Merger” is defined in Section 2.01(a).

“Merger Consideration” means, together, the Members’ Merger Consideration and the Optionholders’ Merger Consideration.

“Merger Sub” is defined above in the Preamble.

“Merger Sub Documents” is defined in Section 6.01.

“Non-Recourse Party” means, with respect to a party, any of such party’s former, current and future equityholders, controlling Persons, directors, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners, or assignees (or any former, current or future equity holder, controlling Person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, or assignee of any of the foregoing).

“Objection Notice” is defined in Section 3.03(e).

“OFAC Laws” is defined in Section 5.19(c).

“Operating Subsidiary” means Meter Readings Holding LLC, a Delaware limited liability company.

“Option” means an outstanding option, warrant or right to acquire Units as of immediately prior to the Effective Time.

“Optionholder” means a holder of Options and “Optionholders” means all holders of Options.

“Optionholders’ Closing Consideration” is defined in Section 2.04(b).

“Optionholders’ Merger Consideration” is defined in Section 2.04(b).

“Order” shall mean any award, judgment, injunction, determination, consent, ruling, decree or order (whether temporary, preliminary or permanent) issued, adopted, granted, awarded or entered by any Governmental Body or private arbitrator of competent jurisdiction.

“Organizational Documents” shall mean the articles of incorporation, certificate of incorporation, charter, by-laws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments, restatements and supplements thereto.

“Other Antitrust Regulations” shall mean all antitrust or competition Laws of any Governmental Body outside the United States.

“Other Debt Agreement” is defined in Section 4.01(g).

“Other Plans” is defined in Section 5.14(a).

“Parent” is defined in the Preamble.

“Paying Agent” means Wilmington Trust, National Association, or its successor, in its capacity as agent for the Representative pursuant to a paying agent agreement between it and the Representative.

“Pension Plans” is defined in Section 5.14(a).

“Per Unit Portion” means a fraction, the numerator of which is one (1), and the denominator of which is the sum of (i) the total number of Units issued and outstanding immediately prior to the Effective Time (other than Units held by the Merger Sub), plus (ii) the number of Units issuable upon exercise of all Options.

“Permit” means any approvals, authorizations, consents, licenses, permits, registrations or certificates of a Governmental Body.

“Permitted Liens” means (i) Liens securing liabilities which are reflected or reserved against in the Latest Balance Sheet to the extent so reflected or reserved; (ii) Liens for Taxes not yet delinquent or which are being contested in good faith, in each case, to the extent reserves with respect thereto are maintained on the Company’s books in accordance with GAAP; (iii) mechanic’s, materialmen’s, and similar Liens arising or incurred in the ordinary course of business for amounts not yet due and payable or which are being contested in good faith if reserves with respect thereto are maintained on the Company’s books in accordance with GAAP; (iv) Liens securing rental payments under capital lease arrangements incurred in the ordinary course of business consistent with past practices; (v) Liens set forth on the Permitted Liens Schedule; and (vi) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Body which are not violated by the current use or occupancy of such real property or the operation of the business or any violation of which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Body.

“Plans” is defined in Section 5.14(a).

“Privileged Communications” is defined in Section 12.13.

“Purchase Price Adjustment Escrow Account” is defined in Section 3.02(e).

“Purchase Price Adjustment Escrow Agreement” means the escrow agreement in the form of Exhibit C.

“Purchase Price Adjustment Escrow Amount” means an amount equal to twenty million dollars ($20,000,000.00).

“Purchase Price Adjustment Escrow Funds” means the amount of cash held from time to time by the Escrow Agent in the Purchase Price Adjustment Escrow Account pursuant to the Purchase Price Adjustment Escrow Agreement.

“Purchaser” is defined above in the Preamble.

“Purchaser Adjustment Amount” is defined in Section 3.03(h)(i).

“Purchaser Closing Certificate” is defined in Section 4.02(c).

“Purchaser Documents” is defined in Section 6.01.

“Purchaser Secretary’s Certificate” is defined in Section 4.02(d).

“Related Person” is defined in Section 12.20.

“Representative” is defined above in the Preamble.

“Representative Holdback Amount” means an amount equal to five hundred thousand dollars ($500,000.00).

“Retained Employees” is defined in Section 10.03(a).

“Schedule” is defined in Article V.

“SEC” means the United States Securities and Exchange Commission.

“Section 280G Payments” is defined in Section 7.04(a).

“Seller Adjustment Amount” is defined in Section 3.03(h)(ii).

“Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one (1) or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one (1) or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, association or other business entity or is or controls the managing director or general partner of such partnership, association or other business entity.

“Sun Consultant” means Sun Capital Partners Management VI, LLC, a Delaware limited liability company.

“Surviving Entity” is defined in Section 2.01(a).

“Target Working Capital” means sixty-five million dollars ($65,000,000.00).

“Tax” means any United States federal, state, local or non-U.S. income, capital gains, gross receipts, capital stock, franchise, profits, withholding, social security, employment, unemployment, disability, real property, personal property, stamp, excise, severance, premium, occupation, sales, use, transfer, ad valorem, profits, customs, withholding, payroll, alternative minimum, value-added, goods and services, registration, estimated or other tax, fee, assessment, duty, levy, impost or similar charge imposed by any Governmental Body in any jurisdiction, including any interest, penalty or addition thereto, and including any liability of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, or by contract.

“Tax Proceeding” means any proceeding, judicial or administrative, involving Taxes or any audit, examination, deficiency asserted or assessment made by the IRS or any other taxing authority.

“Tax Return” means any return, claim for refund, report, declaration, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Body in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.

“Termination Date” is defined in Section 9.01(c).

“Transaction Documents” means this Agreement, the Consulting Termination Agreement, the Purchase Price Adjustment Escrow Agreement, the Company Closing Certificate, the Purchaser Closing Certificate, the Company Secretary’s Certificate, the Purchaser Secretary’s Certificate, the Letters of Transmittal of the Members and any other agreements or documents entered into in connection with the transactions contemplated by this Agreement.

“Transaction Expenses” means, without duplication, to the extent not paid prior to the Closing and to the extent not included in the definition of Indebtedness, Bonus Amount or Working Capital, the amount of (i) all fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants; appraisal fees, costs and expenses; and travel, lodging, entertainment and associated expenses) incurred by the Company or any of its Subsidiaries (or any Member or Optionholder, if paid or to be paid by the Company or any of its Subsidiaries) prior to or at Closing in connection with this Agreement or the transactions contemplated thereby, (ii) all fees, costs, charges and expenses or payments related to any transaction bonus or change-of-control payment made or payable to any personnel of the Company or any of its Subsidiaries or any of their respective Affiliates at or following the Closing in connection with the transactions contemplated by this Agreement (including the employer portion of any payroll, social security, unemployment or similar Tax imposed on such amounts paid or payable in connection therewith) that first become due and payable prior to, in connection with or as a result of the Closing, and (iii) all fees payable by the Company or any Subsidiary to any Member, Optionholder or any Affiliate of any such party, including to the Sun Consultant, in connection with this Agreement or the transactions contemplated hereby, or otherwise.

“Transfer Taxes” is defined in Section 11.01.

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code, and any reference to any particular Treasury Regulation section shall be interpreted to include any final or temporary revision of or successor to that section regardless of how numbered or classified.

“UKBA” is defined in Section 5.19(d).

“Unit(s)” means the Company’s membership units (and, for the avoidance of doubt, does not include Options).

“Valuation Firm” is defined in Section 3.03(e).

“Waived Benefits” is defined in Section 7.04(a).

“WARN” means the Worker Adjustment and Retraining Notification Act, as amended.

“Welfare Plans” is defined in Section 5.14(a).

“Working Capital” means without duplication, the sum of (i) all current assets (other than Cash, prepaid Transaction Expenses and current or deferred Tax assets) of the Company and its Subsidiaries of the types included in the line items set forth on the Working Capital Schedule minus (ii) all current liabilities (other than the current portions of Indebtedness and all Transaction Expenses), including, for the avoidance of doubt, Tax liabilities of the Company and its Subsidiaries, of the types included in the line items set forth on the Working Capital Schedule and, in each case, determined on a consolidated basis in accordance with the Applicable Accounting Principles, subject to the adjustments described in the notes of the Working Capital Schedule. For this purpose, Income Tax liabilities of the Company and its Subsidiaries shall be computed on the basis that (A) Taxable income (or loss) of the Holding Entities and the Operating Subsidiary for the Tax year in which the Closing occurs is determined by giving effect to any deduction, to the extent permitted by applicable Law, by such entities in respect of (1) the Bonus Amount, (2) the Optionholders’ Merger Consideration, (3) any premium or unamortized fees relating to Indebtedness required to be paid pursuant to Section 3.02(d) hereof and (4) any Transaction Expenses, as if such deductions and associated payments were made prior to 12:01 a.m. prevailing Eastern Time as of the Closing Date, and (B) the taxable year of the Company and all of its Subsidiaries ended at 12:01 a.m. prevailing Eastern Time on the Closing Date.

1.02 Other Definitional Provisions.

(a) Accounting Terms. Accounting terms which are not otherwise defined in this Agreement have the meanings given to them under GAAP. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control.

(b) “Hereof,” etc. The terms “hereof,” “herein” and “hereunder” and terms of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement.

(c) Successor Laws. Any reference to any particular Code section or any other Law will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified.

(d) “Including,” etc. The term “including” has the inclusive meaning frequently identified with the phrase “but not limited to” or “without limitation”.

(e) Singular and Plural Forms. Unless the context otherwise clearly indicates, each defined term used in this Agreement shall have a comparable meaning when used in its plural or in its singular form.

(f) “Or”. The word “or” is used in the inclusive sense of “or”.

(g) Internal References. References herein to a specific article, section, subsection, clause, recital, schedule or exhibit shall refer, respectively, to articles, sections, subsections, clauses, recitals, schedules or exhibits of this Agreement, unless otherwise specified.

(h) Gender. References herein to any gender shall include each other gender.

(i) Heirs, Executors, etc. References herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this Section 1.02(i) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement.

(j) Capacity. References herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity.

(k) Time Period. With respect to the determination of any period of time, the word “from” or “since” means “from and including” or “since and including,” as applicable, and the words “to” and “until” each means “to and including”.

(l) Contract. References herein to any contract mean such contract as amended, supplemented or modified (including any waiver thereto).

(m) Calendar Days. References to any period of days shall be deemed to be the relevant number of calendar days, unless otherwise specified.

(n) Business Day. If the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day.

(o) “Dollar,” etc. The terms “dollars” or “$” mean dollars in the lawful currency of the United States of America and all payments made pursuant to this agreement shall be in United States dollars.

ARTICLE II

THE MERGER

2.01 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall merge with and into the Company in accordance with Delaware Law (the “Merger”), whereupon the separate existence of Merger Sub shall cease, and the Company shall be the surviving entity (the “Surviving Entity”).

(b) The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the Certificate of Merger (the “Effective Time”).

(c) From and after the Effective Time, the Surviving Entity shall succeed to all the assets, rights, privileges, powers and franchises and be subject to all of the liabilities, restrictions, disabilities and duties of each of the Company and the Merger Sub, all as provided under Delaware Law.

2.02 Conversion of Units and Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

(a) Each Unit issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive in cash, without interest, (i) the Per Unit Portion of the Estimated Closing Cash Proceeds, payable to the holder thereof in accordance with the procedures set forth in Section 2.03, (ii) the Per Unit Portion of any amounts paid to the Representative or to the Paying Agent at the Representative’s direction (on behalf of the Members and Optionholders) pursuant to Section 3.03, but subject to Section 12.12, (iii) the Per Unit Portion of any Purchase Price Adjustment Escrow Funds distributed to the Representative or to the Paying Agent at the Representative’s direction (on behalf of the Members and Optionholders) pursuant to the Purchase Price Adjustment Escrow Agreement, Section 3.03 or otherwise, but subject to Section 12.12, and (iv) the Per Unit Portion of any portion of the Representative Holdback Amount released by, or caused to be released by, the Representative (on behalf of the Members and Optionholders) pursuant to and in accordance with Section 12.12(a), if any. The aggregate consideration to which holders of Units become entitled pursuant to this Section 2.02(a) is collectively referred to herein as the “Members’ Merger Consideration” and the portion of the Members’ Merger Consideration payable solely with respect to clause (i) of this Section 2.02(a) is referred to herein as the “Members’ Closing Consideration”.

(b) Each Unit held immediately prior to the Effective Time by the Company shall be canceled, and no payment shall be made with respect thereto.

(c) Each share of the Merger Sub’s common stock issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable unit of membership interest of the Surviving Entity.

2.03 Paying Agent. The parties shall use commercially reasonable efforts to cause the Paying Agent to act as paying agent in effecting the exchange of cash for Units which are converted into the right to payment pursuant to Section 2.02. At or prior to the Effective Time, each Member shall deliver a duly executed Letter of Transmittal to the Purchaser and the Paying Agent. If any Member delivers a duly executed Letter of Transmittal to both the Purchaser and the Paying Agent at least two (2) Business Days prior to the Closing Date, the parties shall use commercially reasonable efforts to cause the Paying Agent to pay, or cause to be paid, such Member, no later than one (1) Business Day after the Closing Date, the amount of cash to which he, she or it is entitled under Section 2.02.

2.04 Options.

(a) The Company shall cause all outstanding Options to be canceled as of the Effective Time.

(b) At the Effective Time, each Optionholder shall become entitled to receive in respect of such Option, in each case, without interest: (i) an amount in cash equal to the product of (A) the excess of the Per Unit Portion of the Estimated Closing Cash Proceeds over the applicable exercise price per share of such Option, multiplied by (B) the number of Units such holder could have purchased if such holder had exercised such Option in full (and paid the applicable exercise price in respect thereof) immediately prior to such time (the “Exercisable Units”), which amount shall be payable to the holder thereof at the Closing; (ii) an amount in cash equal to the product of (A) the Per Unit Portion of any amounts paid to the Representative or to the Paying Agent at the Representative’s direction (on behalf of the Members and Optionholders) pursuant to and in accordance with Section 3.03, but subject to Section 12.12, multiplied by (B) the number of Exercisable Units of such Optionholder; (iii) an amount in cash equal to the product of (A) the Per Unit Portion of any Purchase Price Adjustment Escrow Funds distributed to the Representative or to the Paying Agent at the Representative’s direction (on behalf of the Members and Optionholders) pursuant to and in accordance with Section 3.03, the Purchase Price Adjustment Escrow Agreement or otherwise, but subject to Section 12.12, multiplied by (B) the number of Exercisable Units of such Optionholder; and (iv) an amount in cash equal to the product of (A) the Per Unit Portion of any portion of the Representative Holdback Amount released by, or caused to be released by, the Representative (on behalf of the Members and Optionholders) pursuant to and in accordance with Section 12.12(a) or otherwise, multiplied by (B) the number of Exercisable Units of such Optionholder. The aggregate consideration to which Optionholders become entitled pursuant to this Section 2.04(b) is collectively referred to herein as the “Optionholders’ Merger Consideration” and the portion of the Optionholders’ Merger Consideration payable solely with respect to clause (i) of this Section 2.04(b) is referred to herein as the “Optionholders’ Closing Consideration”.

(c) The Surviving Entity shall act as paying agent in effecting the payment of the Optionholders’ Closing Consideration through the Surviving Entity’s payroll system within ten (10) Business Days following the Closing Date. The Surviving Entity (or any other Person that has any withholding obligation with respect to any payment made pursuant to this Section 2.04) shall be entitled to deduct and withhold from any payments to be made pursuant to this Section 2.04 any Taxes required to be deducted and withheld with respect to the making of such payments under the Code or any other applicable provision of Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Optionholder on behalf of whom such deduction and withholding was made. Furthermore, in order to ensure compliance with all applicable Tax withholding requirements, the Representative shall pay or direct payment of any funds which are to be paid to or for the benefit of the Optionholders (including any portion of the Optionholders’ Merger Consideration) to the Surviving Entity to act as paying agent in effecting the payment of such amounts through the Surviving Entity’s payroll system within ten (10) Business Days following the date of receipt of such amounts. Upon payment of any such amounts to the Surviving Entity, the Representative or the Paying Agent, as applicable, shall be relieved of its obligation to pay such amounts to the Optionholders.

(d) At or prior to the Effective Time, the Company, the board of managers of the Company and any applicable committee of the board of managers of the Company, as applicable, shall adopt any resolutions and take any other actions that are necessary to effectuate the treatment of the Options pursuant to this Section 2.04.

2.05 Certificate of Formation. As of the Effective Time, the certificate of formation of the Company as in effect immediately prior to the Effective Time shall become the Certificate of Formation of the Surviving Entity, until amended in accordance with applicable Law.

2.06 Operating Agreement. As of the Effective Time, the Limited Liability Company Agreement of the Company, dated as of March 4, 2014, shall be amended and restated in such form as shall be determined by the Purchaser prior to the Closing Date, until amended in accordance with applicable Law; provided, that, such form and any such amendment shall be consistent with the terms of Section 8.02(b).

2.07 Managers and Officers. From and after the Effective Time, until successors are duly elected or appointed in accordance with applicable Law (or their earlier resignation or removal), the directors and officers of the Merger Sub at the Effective Time shall be the sole managers and officers, respectively, of the Surviving Entity.

2.08 Withholding. The Purchaser, the Surviving Entity, the Representative and the Paying Agent (and any other Person that has any withholding obligation with respect to any payment made pursuant to this Agreement) shall be entitled to deduct and withhold from the Merger Consideration and any amounts otherwise payable pursuant to this Agreement to any Person such amounts as the Purchaser, the Surviving Entity, the Representative, the Paying Agent or such other Person is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable provision of Law; provided, that the Purchaser and the Surviving Entity shall provide the Representative with reasonable notice prior to withholding any amounts pursuant to this Section 2.08, and shall cooperate in good faith with any reasonable request of the Representative to minimize any such withheld amounts, and provided further that, other than as required as a result of a change in Law after the date hereof, there shall be no withholding on account of U.S. federal Income Tax with respect to payments of Members’ Merger Consideration provided that the applicable Member has complied with Section 3.02(h). To the extent that amounts are so withheld, such withheld amounts shall be timely paid over to the applicable Tax authority in accordance with applicable Law and, except to the extent this Agreement expressly provides to the contrary, shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

THE CLOSING; MERGER CONSIDERATION ADJUSTMENT

3.01 The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely via the electronic exchange of documents and signatures at 9:00 a.m. prevailing Eastern Time on the fifth (5th) Business Day following full satisfaction or, to the extent permitted by Law, waiver of all of the closing conditions set forth in Article IV (other than those to be satisfied at the Closing) or on such other date as is mutually agreed to in writing by the Purchaser, the Company and the Representative; provided, that the Closing shall not take place, and the Purchaser, the Company and the Representative shall not be obligated to complete the transactions contemplated by this Agreement, prior to February 20, 2018. The date and time of the Closing are referred to herein as the “Closing Date.”

3.02 The Closing Transactions. Subject to the terms and conditions set forth in this Agreement, the parties hereto shall consummate the following transactions on the Closing Date:

(a) the Merger Sub shall cause a duly executed copy of the Certificate of Merger to be filed with the Secretary of State of the State of Delaware and make all other filings or recordings required by Delaware Law in connection with the Merger;

(b) the Purchaser shall deliver or cause to be delivered to the Paying Agent an aggregate amount equal to the Members’ Closing Consideration (for distribution by the Paying Agent to each Member of such Member’s Per Unit Portion of the Estimated Closing Cash Proceeds as determined in accordance with Section 2.02), by wire transfer of immediately available funds to the account(s) designated by the Paying Agent;

(c) the Purchaser shall, as instructed by the Representative, deliver or cause to be delivered to the Company, by wire transfer of immediately available funds to the account(s) designated by the Representative, an aggregate amount equal to the Optionholders’ Closing Consideration (for distribution by the Company to each Optionholder of such holder’s portion of the Estimated Closing Cash Proceeds as determined in accordance with Section 2.04);

(d) the Purchaser shall repay, or cause to be repaid, on behalf of the Company, all amounts necessary to discharge fully the then-outstanding balance of all Indebtedness under the Company Revolving Credit Agreement, the Company Term Loan Agreement and the Other Debt Agreements (if any), in each case in the amount set forth in the applicable Lender Pay-off Letter, by wire transfer of immediately available funds to the account(s) designated by the holders of such Indebtedness;

(e) the Purchaser shall deliver the Purchase Price Adjustment Escrow Amount to the Escrow Agent for deposit into an escrow account (the “Purchase Price Adjustment Escrow Account”) established pursuant to the terms of the Purchase Price Adjustment Escrow Agreement;

(f) the Purchaser shall deliver the Representative Holdback Amount by wire transfer of immediately available funds to the account(s) designated by the Representative;

(g) the Purchaser shall pay, on behalf of the Company and its Subsidiaries, all Transaction Expenses to each Person who is owed a portion thereof, in the amount set forth in the Financial Advisor Pay-off Letters with respect to that portion of the Transaction Expenses payable to the Company’s financial advisors;

(h) each Member shall provide the Purchaser with a properly prepared and executed (i) certificate of non-foreign status, substantially in the form of the applicable sample certification contained in Treasury Regulations Section 1.1445-2(b)(2)(iv), and (ii) IRS Form W-9;

(i) the Purchaser shall, as instructed by the Representative, deliver to the Company the Bonus Amount (for distribution by the Company to each Optionholder or employee who is owed a portion thereof as set forth on the Bonus Amount Schedule) by wire transfer of immediately available funds to the account(s) designated by the Representative;

(j) the Company or the Representative shall deliver to the Purchaser and the Paying Agent an executed Letter of Transmittal with respect to each Member; and

(k) the Purchaser, the Merger Sub, the Company and the Representative (on behalf of the Members and Optionholders) shall make such other deliveries as are required by Article IV.

For the avoidance of doubt, and notwithstanding anything contained herein to the contrary, the failure of any Member or Optionholder to satisfy any of the deliveries set forth in Section 2.03 and Section 2.04 shall not affect the Purchaser’s obligations to deliver to any other Member or Optionholder the portion of the Merger Consideration to which such other Member or Optionholder is entitled at Closing.

3.03 Closing Cash Proceeds Adjustment.

(a) At least five (5) Business Days prior to the Closing Date, the Company shall prepare and deliver to the Purchaser a good-faith estimate of the Closing Cash Proceeds (the “Estimated Closing Cash Proceeds”), including (i) each of the components thereof, based on the Company’s books and records and other information then available and (ii) at the Purchaser’s request, a physical inventory count in accordance with the last two sentences of this Section 3.03(a) (with respect to the inventory included in the estimated Closing Working Capital located at any of the Applicable Facilities). The Purchaser may submit any comments in writing to the Company until 5:00 p.m. prevailing Eastern Time, on the second (2nd) Business Day prior to the anticipated Closing Date and the Company will consider any such comments in good faith and, if any such comments are agreed, will so revise the Estimated Closing Cash Proceeds. The Estimated Closing Cash Proceeds shall be calculated in accordance with the Applicable Accounting Principles. The failure by the Purchaser to submit any comments to the Company pursuant to the preceding sentence (or the decision by the Company to revise or not revise the Estimated Closing Cash Proceeds in response to any such comments) shall not be deemed a waiver of any right of the Purchaser or the Representative to raise any such objection during the course of the adjustment process set forth in this Section 3.03. The Company shall complete within ten (10) Business Days prior to the anticipated Closing Date a physical inventory count of inventory located at each of the Applicable Facilities or, upon the written request of the Purchaser which is provided not later than thirty (30) days after the date of this Agreement, some but not all of the Applicable Facilities; in each case with such inventory count conducted at the Purchaser’s cost (based on the actual and direct costs of the Company and its Subsidiaries incurred in conducting such inventory count). The Purchaser or one of its representatives shall be permitted to observe the physical inventory count.

(b) As promptly as practicable after the Closing, but in no event later than ninety (90) days after the Closing Date, the Purchaser shall prepare and deliver to the Representative a statement (the “Closing Statement”) setting forth the Purchaser’s calculation of the Closing Cash Proceeds, including each of the components thereof, an estimate of any payment to be made pursuant to Section 3.03(h) and a consolidated balance sheet of the Company and its Subsidiaries as of 12:01 a.m. prevailing Eastern Time on the Closing Date (the “Closing Balance Sheet”).

(c) The Closing Statement shall (i) except with respect to the calculation of Transaction Expenses, be prepared, and Closing Working Capital shall be determined, in accordance with (A) the accounting methods, policies, practices, procedures, conventions, categorizations, definitions, principles, judgments, assumptions, techniques or estimation methods with respect to financial statements, their classification or presentation or otherwise (including with respect to the nature of accounts, level of reserves or level of accruals) that are used in the preparation of the Financial Statements for the fiscal year ended September 30, 2017, and (B) to the extent not inconsistent with the foregoing clause (A), GAAP (clauses (A) and (B) together, the “Applicable Accounting Principles”); and (ii) not include any changes in assets or liabilities as a result of purchase accounting adjustments.

(d) From and after the delivery of the Estimated Closing Cash Proceeds pursuant to Section 3.03(a), each party shall use its commercially reasonable efforts to (i) permit the other party and its representatives to have reasonable access to the books, records and other documents (including work papers, schedules, financial statements, memoranda, etc.) pertaining to or used in connection with the preparation of the Estimated Closing Cash Proceeds, the Closing Statement and the Purchaser’s calculation of the Closing Cash Proceeds and provide the other party with copies thereof (as reasonably requested) and (ii) provide the other party and its representatives reasonable access to its employees and advisors (including making their chief financial officer(s) and accountants available to respond to reasonable written or oral inquiries of the Representative or its representatives).

(e) If the Representative disagrees with any part of the Purchaser’s calculation of the Closing Cash Proceeds as set forth on the Closing Statement or the Closing Balance Sheet, the Representative shall, within sixty (60) days after the Representative’s receipt of the Closing Statement and the Closing Balance Sheet, notify the Purchaser in writing of such disagreement by setting forth the Representative’s calculation of the Closing Cash Proceeds, including each of the components thereof, and describing in reasonable detail the basis for such disagreement (an “Objection Notice”). If an Objection Notice is delivered to the Purchaser, then the Purchaser and the Representative shall negotiate in good faith to resolve their disagreements with respect to the computation of the Closing Cash Proceeds. In the event that the Purchaser and the Representative are unable to resolve all such disagreements within thirty

(30) days after the Purchaser’s receipt of such Objection Notice, the Purchaser and the Representative shall submit such remaining disagreements to KPMG LLP, or a nationally-recognized valuation, accounting or consulting firm as is acceptable to the Purchaser and the Representative (the “Valuation Firm”).

(f) The Valuation Firm shall make a final and binding determination with respect to the computation of the Closing Cash Proceeds, including each of the components thereof, to the extent such amounts are in dispute, in accordance with the guidelines and procedures set forth in this Agreement (including the Applicable Accounting Principles and the definition of Working Capital) and on Exhibit E. The Purchaser and the Representative shall cooperate with the Valuation Firm during the term of its engagement and shall use commercially reasonable efforts to cause the Valuation Firm to resolve all remaining disagreements with respect to the computation of the Closing Cash Proceeds, including each of the components thereof, as soon as practicable. The Valuation Firm shall consider only those items and amounts in the Purchaser’s and the Representative’s respective calculations of the Closing Cash Proceeds, including each of the components thereof, that are identified as being items and amounts to which the Purchaser and the Representative have been unable to agree. In resolving any disputed item, the Valuation Firm may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The Valuation Firm’s determination of the Closing Cash Proceeds, including each of the components thereof, shall be based solely on written materials submitted by the Purchaser and the Representative (i.e., not on independent review) and on the definitions included herein. Absent manifest error, the determination of the Valuation Firm shall be conclusive and binding upon the parties hereto and shall not be subject to appeal or further review.

(g) The costs and expenses of the Valuation Firm in determining the Closing Cash Proceeds, including each of the components thereof, shall be borne by the Purchaser, on the one hand, and the Representative (on behalf of the Members and Optionholders), on the other hand, based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party. For example, if the Purchaser claims the Closing Cash Proceeds are one thousand dollars ($1,000) less than the amount determined by the Representative, and the Representative contests only five hundred dollars ($500) of the amount claimed by the Purchaser, and if the Valuation Firm ultimately resolves the dispute by awarding the Purchaser three hundred dollars ($300) of the five hundred dollars ($500) contested, then the costs and expenses of the Valuation Firm will be allocated sixty percent (60%) (i.e., 300 ÷ 500) to the Representative (on behalf of the Members and Optionholders) and forty percent (40%) (i.e., 200 ÷ 500) to the Purchaser. Prior to the Valuation Firm’s determination of Closing Cash Proceeds, (i) the Purchaser, on the one hand, and the Representative (on behalf of the Members and Optionholders), on the other hand, shall each pay fifty percent (50%) of any retainer paid to the Valuation Firm and (ii) during the engagement of the Valuation Firm, the Valuation Firm will bill fifty percent (50%) of the total charges to each of the Purchaser, on the one hand, and the Representative (on behalf of the Members and Optionholders), on the other hand. In connection with the Valuation Firm’s determination of Closing Cash Proceeds, the Valuation Firm shall also determine, pursuant to the terms of the first and second sentences of this Section 3.03(g), and taking into account all fees and expenses already paid by each of Purchaser, on the one hand, and the Representative (on behalf of the Members and Optionholders), on the other hand, as of the date of such determination, the allocation of its fees and expenses between the Purchaser and the Representative (on behalf of the Members and Optionholders), which determination, absent manifest error, shall be conclusive and binding upon the parties hereto.

(h) Within five (5) Business Days after the Closing Cash Proceeds, including each of the components thereof, is finally determined pursuant to this Section 3.03:

(i) if the Closing Cash Proceeds as finally determined pursuant to this Section 3.03 are less than the Estimated Closing Cash Proceeds (the amount of such deficiency, the “Purchaser Adjustment Amount”), then the Purchaser and the Representative shall cause the Escrow Agent to: (A) pay to the Purchaser from the Purchase Price Adjustment Escrow Funds an amount in cash equal to the lesser of (x) the amount of the Purchase Price Adjustment Escrow Funds and (y) the Purchaser Adjustment Amount and (B) pay to the Representative or to the Paying Agent at the Representative’s direction (on behalf of the Members and Optionholders) the amount (if any) by which the amount of the Purchase Price Adjustment Escrow Funds is greater than the Purchaser Adjustment Amount; and

(ii) if the Closing Cash Proceeds as finally determined pursuant to this Section 3.03 are greater than the Estimated Closing Cash Proceeds (the amount of such deficiency, the “Seller Adjustment Amount”), then (A) the Purchaser shall, or shall cause the Surviving Entity or one or more of its Subsidiaries to, pay to the Representative or the Paying Agent at the Representative’s direction (on behalf of the Members and Optionholders) an amount in cash equal to the lesser of (x) the amount of the Purchase Price Adjustment Escrow Funds and (y) the Seller Adjustment Amount, and (B) the Purchaser and the Representative shall cause the Escrow Agent to pay to the Representative or the Paying Agent at the Representative’s direction (on behalf of the Members and Optionholders) all of the Purchase Price Adjustment Escrow Funds.

All payments to be made pursuant to this Section 3.03(h) shall (x) be treated by all parties for Tax purposes as adjustments to the Enterprise Value and (y) be made by wire transfer of immediately available funds to the account(s) designated by the Purchaser or the Representative, as applicable. The payments described in Section 3.03(h)(i) shall be the sole and exclusive remedy of the Purchaser for any and all claims arising under this Agreement with respect to this Section 3.03.

ARTICLE IV

CONDITIONS TO CLOSING

4.01 Conditions to the Purchaser’s and the Merger Sub’s Obligations. The obligations of the Purchaser and the Merger Sub to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver of the following conditions immediately prior to the Effective Time:

(a) (i) the representations and warranties set forth in Section 5.01(a) (Organization and Limited Liability Company Power), Section 5.03(a) (Authorization), the second sentence of Section 5.04 (Equity Interests) and Section 5.06(a) (No Material Adverse Change) shall have been true and correct in all respects as of the date of this Agreement and as of the Closing Date, except for those representations and warranties which expressly relate to an earlier date (in which case such representations and warranties shall have been true and correct in all respects as of such earlier date); (ii) the representations and warranties set forth in the second sentence of Section 5.02(a) (Subsidiaries), Section 5.04 (Equity Interests) (other than the second sentence thereof), Section 5.18 (Brokerage) and Section 5.25(a) (Holding Entities) shall have been true and correct in all respects (except for de minimis variances and any variances resulting from the transactions contemplated by this Agreement, including the cancellation of all Options) as of the date of this Agreement and as of the Closing Date, except for those representations and warranties which expressly relate to an earlier date (in which case such representations and warranties shall have been true and correct in all respects (except for de minimis variances and any variances resulting from the transactions contemplated by this Agreement, including the cancellation of all Options) as of such earlier date); (iii) the representations and warranties set forth in Section 5.01(b) (Organization and Limited Liability Company Power), Section 5.02(b) (Subsidiaries) and Section 5.25(b) (Holding Entities) shall have been true and correct in all material respects as of the date of this Agreement and as of the Closing Date, except for those representations and warranties which expressly relate to an earlier date (in which case such representations and warranties shall have been true and correct in all material respects as of such earlier date); and (iv) the other representations and warranties set forth in Article V shall have been true and correct (without giving effect to any references to “material,” “materially,” “Material Adverse Change” or other similar materiality qualifications contained in any such representation or warranty) as of the date of this Agreement and as of the Closing Date, except (A) to the extent that the failure of such representations and warranties to be true and correct does not constitute a Material Adverse Change and (B) for those representations and warranties which expressly relate to an earlier date (in which case such representations and warranties shall have been true and correct as of such earlier date except to the extent that the failure of such representations and warranties to have been true and correct (without giving effect to any references to “material,” “materially,” “Material Adverse Change” or other similar materiality qualifications contained in any such representation or warranty) as of such earlier date did not constitute a Material Adverse Change);

(b) the Company shall have performed in all material respects all of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing;

(c) [Intentionally Omitted];

(d) the Company shall have delivered to the Purchaser each of the following:

(i) a certificate signed by an officer of the Company in the form of Exhibit F, dated as of the Closing Date, certifying that the conditions specified in Sections 4.01(a), 4.01(b) and 4.01(h) have been satisfied (the “Company Closing Certificate”); and

(ii) a certificate signed by the Secretary or the Assistant Secretary of the Company in the form of Exhibit G, dated as of the Closing Date, certifying as to (A) the certificate of formation and limited liability company agreement (or equivalent governing documents) of the Company, (B) the resolutions adopted by the board of managers of the Company regarding this Agreement and the transactions contemplated hereby and (C) the names and signatures of the officers of the Company authorized to sign this Agreement (the “Company Secretary’s Certificate”);

(e) the Company shall deliver an affidavit from each of Meter Readings Holding I Corp., Meter Readings Holding II Corp., and Meter Readings Holding V Corp. in the form of Exhibit H stating that each such Subsidiary is not and has not been a United States real property holding corporation, and in the form and substance required under Treasury Regulation §1.897-2(h), together with evidence reasonably satisfactory to the Purchaser that the Company has provided notice to the United States Internal Revenue Service in accordance with the provisions of Treasury Regulation §1.897-2(h)(2), in either case so that the Purchaser is exempt from withholding any portion of the Merger Consideration hereunder;

(f) the Purchase Price Adjustment Escrow Agreement shall have been executed by the Escrow Agent and the Representative and shall have been delivered to the Purchaser;

(g) the Company shall have (i) delivered to the Purchaser on or prior to the fifth Business Day prior to the Closing Date, (A) all notices required to facilitate the termination of commitments under, and the repayment in full (other than (x) unasserted contingent indemnification claims that survive according to the express terms of the Company Revolving Credit Agreement, the Company Term Loan Agreement or, if requested, any Other Debt Agreement, as applicable or (y) in the case of letters of credit, cash collateralization, to the extent the Purchaser shall not have entered into an alternative arrangement with the issuing bank) of all obligations then outstanding under, and (B) a copy of a draft pay-off letter (and at least one Business Day prior to the Closing Date, an executed pay-off letter (subject to delivery of funds as arranged by the Purchaser)) (the “Lender Pay-off Letters”) from the holders of Indebtedness under, (x) the Company Revolving Credit Agreement, (y) the Company Term Loan Agreement and (z)(1) each agreement governing any Indebtedness for borrowed money incurred, assumed, endorsed, guaranteed or which the Company or any of its Subsidiaries otherwise becomes liable for, to the extent permitted by Section 7.01(b)(xvii) and (2) if requested by the Purchaser on or prior to the tenth Business Day prior to the Closing Date, any other agreement governing other indebtedness for borrowed money of the Company or any of its Subsidiaries (any such agreement described under clause (z)(1) or (z)(2), an “Other Debt Agreement”), in each case, in form and substance reasonably satisfactory to the Purchaser and (ii) made arrangements reasonably satisfactory to the Purchaser for such holders of such Indebtedness to deliver all related lien and guarantee releases, as applicable, to the Purchaser;

(h) there shall not have occurred a Material Adverse Change since the date of this Agreement;

(i) each of the Key Employee Agreements shall remain in full force and effect as of the Closing, and none of the individuals party thereto shall have terminated his or her employment or given notice to the Purchaser of his or her intent to terminate his or her employment or the Key Employee Agreement applicable to such individual except for any termination that results from such employee’s death or disability; and

(j) the Sun Consultant shall have executed and delivered to the Company the Consulting Termination Agreement and a copy thereof shall have been delivered to the Purchaser.

4.02 Conditions to the Company’s Obligations. The obligation of the Company and the Representative (on behalf of the Members and Optionholders) to consummate the transactions contemplated by this Agreement is subject to the satisfaction or, to the extent permitted by Law, waiver of the following conditions immediately prior to the Effective Time:

(a) (i) the representations and warranties set forth in Sections 6.01 (Organization and Corporate Power), 6.02 (Authorization) and 6.03 (No Violation) shall have been true and correct in all respects as of the date of this Agreement and as of the Closing Date, except for those representations and warranties which expressly relate to an earlier date (in which case such representations and warranties shall have been true and correct in all respects as of such earlier date); (ii) the representation and warranty set forth in Section 6.06 (Brokerage) shall have been true and correct in all respects (except for de minimis variances and any variances resulting from the transactions contemplated by this Agreement) as of the date of this Agreement and as of the Closing Date; and (iii) the other representations and warranties set forth in Article VI shall have been true and correct in all material respects as of the date of this Agreement and as of the Closing Date, except for those representations and warranties which expressly relate to an earlier date (in which case such representations and warranties shall have been true and correct in all material respects as of such earlier date);

(b) the Purchaser and the Merger Sub shall have performed in all material respects all the covenants and agreements required to be performed by them under this Agreement at or prior to the Closing;

(c) the Purchaser shall have delivered to the Company and the Representative (on behalf of the Members and Optionholders) a certificate signed by an officer of the Purchaser in the form of Exhibit I, dated as of the Closing Date, certifying that the conditions specified in Sections 4.02(a) and 4.02(b) have been satisfied (the “Purchaser Closing Certificate”);

(d) the Purchaser shall have delivered to the Company and the Representative (on behalf of the Members and Optionholders) a certificate in the form of Exhibit J signed by the Secretary or the Assistant Secretary of the Purchaser certifying as to (i) the certificate of incorporation and bylaws (or equivalent governing documents) of the Purchaser and Merger Sub and (ii) the names and signatures of the officers of the Purchaser and the Merger Sub authorized to sign this Agreement (the “Purchaser Secretary’s Certificate”);

(e) the Purchase Price Adjustment Escrow Agreement shall have been executed by the Escrow Agent and the Purchaser and shall have been delivered to the Company and the Representative (on behalf of the Members and Optionholders); and

(f) the Merger Sub shall have paid all franchise Taxes due and payable by it immediately prior to the Effective Time.

4.03 Conditions to All Parties’ Obligations. The obligation of each of the Company, the Representative (on behalf of the Members and Optionholders), the Purchaser and the Merger Sub to consummate the transactions contemplated by this Agreement is subject to the satisfaction or, to the extent permitted by Law, waiver of the following conditions as of immediately prior to the Effective Time:

(a) the applicable waiting periods under the HSR Act or any Other Antitrust Regulation shall have expired or been terminated;

(b) no injunction, order, judgment, decision, determination, decree or ruling shall have been issued, promulgated, enacted or enforced by any Governmental Body, and no other restraint or prohibition under Law shall have been issued or come into effect, restraining, enjoining or otherwise prohibiting the performance of this Agreement or the consummation of any of the transactions contemplated hereby, and no action or proceeding before any Governmental Body shall be pending wherein an unfavorable order, judgment, decision, determination, decree or ruling would prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded; and

(c) this Agreement shall not have been validly terminated in accordance with Section 9.01.

4.04 Frustration of Closing Conditions. No party hereto may rely on the failure of any condition set forth in Section 4.01, 4.02 or 4.03, as the case may be, if such failure was caused by such party’s failure to comply with any provision of this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Purchaser that the statements in this Article V are true and correct as of the date of this Agreement and, for the purposes of Section 4.01(a) and the

Company Closing Certificate, as of the Closing Date except as set forth in the schedules accompanying this Article V (each, a “Schedule” and, collectively, the “Disclosure Schedules”). The Disclosure Schedules have been arranged for purposes of convenience in separate sections corresponding to the sections of this Article V; however, information disclosed on one section of the Disclosure Schedules shall be deemed to be disclosed on another section of the Disclosure Schedules or be deemed to be an exception to another representation and warranty in this Article V, in each case, if the relevance of such information to such other section of the Disclosure Schedules is reasonably apparent on its face. Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement.

5.01 Organization and Limited Liability Company Power.

(a) The Company is a limited liability company duly organized and validly existing under the Law of the State of Delaware, and the Company has all requisite limited liability company power and authority to own and operate its properties and to carry on its businesses as now conducted.

(b) The Company is in good standing under the Law of the State of Delaware and is qualified to do business and is in good standing (or its equivalent) in every jurisdiction in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The Company has delivered to Purchaser complete copies of the Organizational Documents of the Company and each of its Subsidiaries as of the date hereof and as currently in effect, and none of the Company and its Subsidiaries is in violation of any provision of such Organizational Documents in any material respect.

5.02 Subsidiaries.

(a) Except as set forth on the Subsidiary Schedule, the Company does not own or hold the right to acquire any stock, partnership interest or joint venture interest or other equity interest in any other corporation, organization or entity. Except as set forth on the Subsidiary Schedule, the Company owns, directly or indirectly, of record and beneficially, all capital stock and other equity interests in each of its Subsidiaries, free and clear of all Liens (other than Permitted Liens, Liens arising under applicable securities Laws and Liens that will be terminated at or prior to the Closing), and all such capital stock and other equity interests are validly issued, fully paid and non-assessable (to the extent such concept is applicable to such equity interests). Each of the Company’s Subsidiaries is duly formed or organized and validly existing under the applicable Laws of its jurisdiction of formation or organization, and each of the Company’s Subsidiaries has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted.

(b) Each of the Company’s Subsidiaries is in good standing (or its equivalent, if applicable) under the applicable Laws of its jurisdiction of formation or organization and is qualified to do business and is in good standing (or its equivalent) in every jurisdiction in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

5.03 Authorization; No Breach.

(a) The Company has full power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed by the Company in connection with the transactions contemplated by this Agreement

(the “Company Documents”), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and each of the Company Documents by the Company and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all requisite limited liability company action, and no other limited liability company proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement. This Agreement has been, and each of the Company Documents will be at or prior to the Closing, duly and validly authorized, executed and delivered by the Company, and assuming that this Agreement and each of the Company Documents is a valid and binding obligation of the other parties hereto and thereto, this Agreement constitutes, and each of the Company Documents when so executed and delivered will constitute, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights or to general principles of equity.

(b) Except for the requirements of the HSR Act, the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, as set forth on the Governmental Consents Schedule and as set forth on the Authorization Schedule, the execution, delivery and performance of this Agreement and each of the Company Documents by the Company and the consummation of the transactions contemplated hereby and thereby, or compliance by the Company or its Subsidiaries with any of the provisions hereof or thereof, do not and will not violate, conflict with, result in any material breach of, require any notice or notification under, constitute a material default under (with or without notice or lapse of time or both), result in a material violation of, result in the creation of any Lien upon any material properties or assets of the Company or any of its Subsidiaries under, cause, permit or give rise to any right of termination, cancellation or acceleration of any material obligation or loss of a material benefit under, or give rise to any obligation of the Company or any of its Subsidiaries to make any material payment under, any provision of (i) the Company’s or any of its Subsidiaries’ Organizational Documents, (ii) any contract required to be set forth on the Contracts Schedule, (iii) any material Permit, (iv) any outstanding judgment, order or decree applicable to the Company or any of its Subsidiaries or any of the material properties or assets of the Company or any of its Subsidiaries, or (v) any applicable Law to which the Company or any of its Subsidiaries is subject or by which any of their respective properties or assets are bound or affected.

5.04 Equity Interests.

(a) The Company’s and its Subsidiaries’ authorized and outstanding Equity Interests are as set forth on the attached Capitalization Schedule. All of the outstanding Equity Interests of the Company and its Subsidiaries have been, or upon issuance will be, duly authorized, validly issued, are fully paid and non-assessable and are not subject to any Liens. Except as set forth on the Capitalization Schedule, there are no outstanding options, warrants, scrip, rights to subscribe to, purchase rights, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any Units or securities containing any equity features of the Company, or contracts, commitments, understandings or arrangements, by which the Company is or may become bound to issue additional Units or other equity interests or options, warrants, scrip, rights to subscribe to, purchase rights, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any Units or other equity interests. No Subsidiary of the Company owns any Equity Interests of the Company.

(b) The Capitalization Schedule contains a true and complete list as of the date of this Agreement of all outstanding Options, together with the number of Units covered by each such Option, the per Unit exercise price of each such Option and the expiration date of each such Option.

(c) Except as set forth on the Capitalization Schedule, there are no securities or rights of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is bound obligating the Company or any of its Subsidiaries to redeem or otherwise acquire any shares of capital stock or other equity interests of the Company or any of its Subsidiaries. Except as set forth on the Capitalization Schedule, neither the Company nor any of its Subsidiaries have outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Members of the Company or any of its Subsidiaries on any matter. Except as set forth on the Capitalization Schedule, there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interests of the Company or any of its Subsidiaries.

(d) The Per Unit Portion of the Estimated Closing Cash Proceeds exceeds the exercise price per Unit of each outstanding Option.

5.05 Financial Statements; No Undisclosed Liabilities

(a) Attached to the Financial Statements Schedule are true, complete and correct copies of: (i) the audited balance sheet and statements of income and cash flows of the Operating Subsidiary and its Subsidiaries, on a consolidated basis, for each of the fiscal years ended September 30, 2017 (the “Latest Balance Sheet”), September 30, 2016 and September 30, 2015 (collectively, the “Financial Statements”). The Financial Statements have been prepared from and in accordance with the information contained in the Operating Subsidiary’s and its Subsidiaries’ books and records, have been prepared in conformity with GAAP, and present fairly in all material respects the financial condition and results of operations of the Operating Subsidiary and its Subsidiaries (taken as a whole) as of the times and for the periods referred to therein. There were no changes in the Operating Subsidiary’s accounting policies or the method of application of the Operating Subsidiary’s accounting policies in preparing the Financial Statements. The books, records and accounts of the Company and its Subsidiaries are complete and accurate in all material respects and reflect actual, bona fide transactions and have been maintained in accordance with sound business practices.

(b) The Company and its Subsidiaries have devised and maintained systems of internal accounting controls with respect to their businesses sufficient to provide reasonable assurances that (i) all transactions are executed in accordance with the general and specific authorization of the management of the Company and (ii) all transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain proper accountability for items. None of the Company nor any of its Subsidiaries is party to any off-balance sheet arrangement, variable interest entity or other transactions that are not reflected on the Latest Balance Sheet.

(c) The Company and its Subsidiaries have no material liabilities, debts, claims or obligations of any nature, whether known, unknown, accrued, absolute, direct or indirect, contingent or otherwise, whether due or to become due (the “Liabilities”), except (i) Liabilities reflected or reserved against in the Latest Balance Sheet or expressly reflected in the notes thereto, (ii) Liabilities incurred in the ordinary course of business consistent with past practice since the date of the Latest Balance Sheet, (iii) Liabilities set forth on the Disclosure Schedules and (iv) Liabilities incurred in connection with or as a result of the transactions contemplated by this Agreement.

5.06 No Material Adverse Change; Absence of Certain Developments.

(a) Since the date of the Latest Balance Sheet, there has not been any Material Adverse Change.

(b) Except as set forth on the Developments Schedule and except as expressly contemplated by this Agreement, since the date of the Latest Balance Sheet through the date of this Agreement, neither the Company nor any of its Subsidiaries has engaged in any material transaction that was not in the ordinary course of business. Without limiting the generality of the foregoing, and except as set forth on the Developments Schedule and except as expressly contemplated by this Agreement, since the date of the Latest Balance Sheet through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that would have been prohibited by Section 7.01(b) if it had been taken after the date hereof and prior to the Closing Date.

5.07 Sufficiency of Assets. The Company and each of its Subsidiaries own good and marketable title to, or have the valid right to use under a lease or license of, all the material buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property used in the operation of the Company’s and each of its Subsidiaries’, as applicable, businesses as currently conducted. Such buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property constitute all of the material tangible assets of any nature whatsoever, used in the operation of the business of the Company and its Subsidiaries as currently conducted; provided, however, that nothing in this Section 5.07 shall be deemed to constitute a representation or warranty as to the adequacy of the amounts of Cash or Working Capital (or the availability of the same).

5.08 Title to Properties.

(a) The Company and its Subsidiaries own good and marketable title to, or hold a valid leasehold interest in, all of the material personal property used by them in the conduct of their business, free and clear of all Liens, except for Permitted Liens and Liens that will be terminated at or prior to the Closing. Each such item of material personal property is in all material respects in operable condition and repair, subject to normal wear and tear, ongoing repairs or refurbishments in the ordinary course and obsolescence in the ordinary course.

(b) The Leased Real Property Schedule contains a list of all material real property leased by the Company and its Subsidiaries (the “Leased Real Property”). The Company has delivered to Purchaser a true and complete copy of the underlying lease with respect to each parcel of Leased Real Property (each, a “Lease”). Except as set forth on the Leased Real Property Schedule, with respect to each of the Leases: (i) either the Company or one (1) of its Subsidiaries has a valid and enforceable leasehold interest in each parcel or tract of real property leased by it (subject to proper authorization and execution by the other party thereto and subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights or to general principles of equity); (ii) neither the Company nor any of its Subsidiaries has received written notice of any existing material defaults thereunder by the Company or its Subsidiaries (as applicable) nor, to the Company’s knowledge, are there any existing material defaults by the lessor thereof; and (iii) to the Company’s knowledge, no event has occurred which (with notice, lapse of time or both) would constitute a material breach or default thereunder by the Company or its Subsidiaries (as applicable) or any other party thereto.

(c) Except as set forth on the Owned Real Property Schedule, neither the Company nor any of its Subsidiaries owns any real property. With respect to each parcel of real property listed on the Owned Real Property Schedule:

(i) either the Company or a Subsidiary of the Company owns good and marketable title to such parcel of real property, free and clear of all Liens, other than (A) real estate Taxes and installments of special assessments not yet delinquent, (B) easements, covenants, conditions and restrictions of record, (C) utility easements, building restrictions, zoning restrictions and other easements and restrictions which are not violated in any material respect by existing usage of and improvements on such property (except for any such violations which are not, individually or in the aggregate, material to such property), (D) public roads and highways, (E) other encumbrances and exceptions set forth on the Owned Real Property Schedule, and (F) Permitted Liens;

(ii) there are no leases, subleases, licenses, concessions or other agreements entered into by or otherwise to the knowledge of the Company or any Subsidiary granting to any party or parties the right of use or occupancy of any portion of such parcel of real property other than those constituting Permitted Liens granted by or otherwise to the knowledge of the Company or any Subsidiary; and

(iii) there are no outstanding options or rights of first refusal to purchase such parcel of real property, any portion thereof or interest therein.

5.09 Tax Matters. Except as set forth on the Taxes Schedule: (a) the Company and its Subsidiaries have timely filed all federal income Tax Returns and all other material Tax Returns which are required to be filed by any of them, and all such Tax Returns are true, correct and complete in all material respects; (b) all material Tax Returns of the Company or any of its Subsidiaries relating to taxable periods beginning on or after January 1, 2015 have been made available to the Purchaser for the Purchaser’s review; (c) all material Taxes due and owing by the Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been fully and timely paid or properly accrued, in accordance with GAAP on the Latest Balance Sheet; (d) all material Taxes which the Company or any of its Subsidiaries is obligated to withhold from amounts owing to any employee, creditor, holder of Equity Interests, agent, contractor, or other third party have been timely and fully withheld and remitted to the appropriate Governmental Body, and all information statements required to be provided to payees with respect to such Taxes have been timely provided; (e) no claim has ever been made by an authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction; (f) no deficiency or proposed adjustment for any material amount of Tax which has not been paid or resolved has been asserted or assessed by any taxing authority of any Governmental Body against the Company or any of its Subsidiaries; (g) neither the Company nor any of its Subsidiaries has consented to extend the time in which any Income Tax or other material Tax may be assessed or collected by any taxing authority of any Governmental Body or in which any Income Tax Return or other material Tax Return may be filed, which extension is still in effect; (h) there are no ongoing, pending or threatened Tax Proceedings with any taxing authority of any Governmental Body against the Company or any of its Subsidiaries; (i) neither the Company nor any of its Subsidiaries is a party to or bound by, or has any obligation under any Tax allocation, sharing, indemnity or similar agreement or arrangement; (j) neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal Income Tax Return; (k) neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of credit or deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting occurring on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax Law) executed on or prior to the Closing Date, (iii) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Income Tax Law), (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received on or prior to the Closing Date, or (vi) election pursuant to Section 108(i) made prior to the Closing Date; (l) neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code; (m) neither the Company nor any of its Subsidiaries is or has participated in any “reportable transaction,” as defined in Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b); (n) neither the Company nor any of its Subsidiaries has requested, or is bound by any private letter ruling of the IRS or any material ruling from any other taxing authority; (o) at all times since its formation, (i) the Company has been properly characterized as a “partnership” (other than a publicly traded partnership treated as a corporation) or “disregarded entity” for federal income Tax purposes, and (ii) each of Meter Readings Holding I Corp., Meter Readings Holding II Corp., and Meter Readings Holding V Corp. has been properly characterized as a “corporation” for federal income Tax purposes; (p) neither the Company nor any of its Subsidiaries is or has ever been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code; (q) there are no Liens for Taxes (other than Permitted Liens) on any assets of the Company or any of its Subsidiaries; (r) neither the Company nor any of its Subsidiaries is a party to, or a beneficiary of, any Tax exemption, Tax holiday or other Tax reduction agreement, approval or order of any taxing authority of any Governmental Body; (s) there are no existing arrangements, events or circumstances that could give rise to the Company or any of its Subsidiaries being liable for the repayment of unlawful state aid within the meaning of article 107, paragraph 1 of the Treaty on the Functioning of the European Union in relation to any Taxes; and (t) other than as required as a result of a change in Law after the date hereof, no amount shall be required to be withheld on account of U.S. federal Income Tax with respect to payments of any Member’s Merger Consideration provided that the applicable Member has complied with Section 3.02(h).

5.10 Contracts and Commitments.

(a) Except as set forth on the Contracts Schedule, neither the Company nor any of its Subsidiaries is a party to any:

(i) collective bargaining or similar agreement;

(ii) bonus, pension, profit sharing, retirement or other form of deferred compensation plan, other than as set forth in the Employee Benefits Schedule relating thereto;

(iii) contract or other arrangement with respect to the purchase or sale of any Equity Interest or providing for the acquisition of any business or significant assets of any other Person (whether by way of merger, combination, stock purchase, asset purchase or other similar transaction) under which there are any remaining obligations on the part of any party thereto;

(iv) contract for the employment of any officer, individual employee or other person on a full-time or consulting basis providing for base compensation in excess of one hundred and seventy-five thousand dollars ($175,000) per annum;

(v) agreement or indenture relating to Indebtedness or to mortgaging, pledging or otherwise placing a Lien (other than a Permitted Lien) on any portion of the assets of the Company or any of its Subsidiaries;

(vi) agreement that prohibits the payment of dividends or distributions in respect of any Equity Interest of the Company or any of its Subsidiaries, prohibits the pledging of any Equity Interest of the Company or any of its Subsidiaries or prohibits the issuance of guarantees by the Company or any of its Subsidiaries;

(vii) contract or agreement that includes a performance or other guarantee obligation (other than any product warranty issued in the ordinary course of business) (x) with respect to the purported benefits of the product or service that is the subject thereof to the customer and (y) that, if not satisfied, would result in a material price adjustment under the terms of such contract;

(viii) lease or agreement under which it is (A) lessee of, or holds or operates any personal property owned by any other party or (B) lessor of or permits any third-party to hold or operate any property, real or personal, in each case for which the annual rental exceeds seventy-five thousand dollars ($75,000);

(ix) other than purchase orders entered into in the ordinary course of business, contract or group of related contracts with any supplier required to be listed on the Customers and Suppliers Schedule;

(x) other than purchase orders entered into in the ordinary course of business, contract or group of related contracts with any customer required to be listed on the Customers and Suppliers Schedule;

(xi) other than contracts with customers and suppliers entered into in the ordinary course of business, contract or group of related contracts involving payments (to or from the Company and/or any of its Subsidiaries) of more than three hundred thousand dollars ($300,000) in any twelve (12)-month period;

(xii) contract which prohibits or restricts the Company or any of its Subsidiaries (or, following the Closing, would prohibit or restrict the Purchaser, the Surviving Entity or any of their respective Affiliates) from freely engaging in business anywhere in the world, including any contract that (A) materially restricts the Company or any of its Subsidiary from engaging in any material line of business, developing, marketing or distributing products or services or obligates the Company or any of its Subsidiary not to compete with another Person or in any geographic area or during any period of time or that would otherwise limit the freedom of Purchaser or its Affiliates (including the Surviving Entity) from engaging in any line of business after the Effective Time, (B) contains exclusivity obligations or restrictions binding on the Company or any of its Subsidiaries or that would be binding on the Purchaser or any of its Affiliates (including the Surviving Entity) after the Effective Time or (C) prohibits the Company or any of its Subsidiaries from hiring or soliciting for hire any employee or group of employees (other than, in the case of this clause (C), contracts entered into in the ordinary course of business);

(xiii) contract containing most favored nation pricing provisions or granting to any Person a right of first refusal, a right of first offer or an option to purchase, acquire, sell or dispose of any their respective assets (other than inventory in the ordinary course of business) valued at an amount in excess of fifty thousand dollars ($50,000);

(xiv) agreement that contains any material on-going indemnification rights or obligations, or credit support relating to such indemnification rights or obligations, other than any of such indemnification rights or obligations incurred in the ordinary course of business;

(xv) settlement agreement for an amount in excess of fifty thousand dollars ($50,000) entered into within the past three (3) years;

(xvi) agreement with any Governmental Body, including any agreement that is (A) a settlement or similar agreement with any Governmental Body, or (B) an Order or consent of a Governmental Body to which the Company or any of its Subsidiaries is subject, involving material performance by the Company or any of its Subsidiaries after the date of this Agreement;

(xvii) Intellectual Property Agreements, except as set forth on the Intellectual Property Schedule;

(xviii) other agreement affecting the Company’s or any of its Subsidiaries’ ability to use or disclose any material Intellectual Property, in each case, other than (A) licenses for commercially available, off-the-shelf software used by the Company or any of its Subsidiaries or (B) agreements entered into by the Company or any of its Subsidiaries with customers in the ordinary course of business;

(xix) partnership, joint venture, limited liability company or other similar agreement or arrangement (including any agreement providing for joint research, development or marketing); and

(xx) contracts relating to the acquisition or disposition (whether by merger, sale of stock, sale of assets or otherwise) of any Person or material line of business entered into during the past three (3) years or the future acquisition or disposition (whether by merger, sale of stock, sale of assets or otherwise) of any Person or material line of business.

(b) The Company has made available to the Purchaser true and correct copies of each contract listed on the Contracts Schedule, the Intellectual Property Schedule and the Employee Benefits Schedule, in each case together with all amendments, modifications or supplements thereto. Each of the contracts listed or required to be listed on the Contracts Schedule is in full force and effect, and is the legal, valid and binding obligation of and enforceable against the Company or any Subsidiary of the Company which is party thereto, and, to the knowledge of the Company, of and against the other parties thereto in accordance with its terms. Except as set forth on the Contracts Schedule, neither the Company nor any Subsidiary of the Company (as applicable) is in material default under any contract listed on the Contracts Schedule, and, to the knowledge of the Company, the other party to each of the contracts listed on the Contracts Schedule is not in material default thereunder. Except as set forth on the Contracts Schedule, no event has occurred that with the lapse of time or the giving of notice or both would constitute a material breach or default on the part of the Company, or any Subsidiary of the Company or, to the knowledge of the Company, any other party under any contract listed on the Contracts Schedule. The Company and its Subsidiaries have not, and to the knowledge of the Company, no other party to any contract listed on the Contracts Schedule has (i) exercised any termination rights with respect to any contract listed on the Contracts Schedule or (ii) given written notice of any material dispute with respect to any contract listed on the Contracts Schedule.

5.11 Intellectual Property.

(a) All registrations and applications pertaining to Intellectual Property (including domain names) owned by the Company or any of its Subsidiaries as of the date hereof are set forth on the Intellectual Property Schedule (collectively, the “Company Registered Intellectual Property”). Except as

set forth on the Intellectual Property Schedule: (a) the Company and each of its Subsidiaries owns all of the Company Intellectual Property (as defined below) indicated as being owned by such entity, free and clear of all Liens (other than Permitted Liens). The Company Registered Intellectual Property together with the unregistered Intellectual Property owned by the Company (collectively, the “Company Intellectual Property”) and Intellectual Property used under license or authorization from others comprises all Intellectual Property used by the Company and its Subsidiaries in their respective business as currently conducted.

(b) Except as set forth on the Intellectual Property Schedule, neither the Company nor any of its Subsidiaries has received any written claims within the past three years (3) years that the Company or any of its Subsidiaries has infringed or misappropriated the Intellectual Property of any other Person, nor does any Company Intellectual Property involve the misappropriation of any trade secrets of any third party and to the Company’s knowledge, there is not currently and has not been previously any infringement, misappropriation or such other conflict by any other Person involving the Company Intellectual Property. The Company and its Subsidiaries do not infringe on, have not infringed on, and the continued operation of the business of the Company and its Subsidiaries as currently conducted will not infringe on, the Intellectual Property of any other Person.

(c) The Company Intellectual Property will, immediately subsequent to the Closing, be owned and available for use by the Company and/or its Subsidiaries on such terms as are the same in all material respects as those pursuant to which the Company and/or its Subsidiaries, immediately prior to the Closing, owns or has the right to use such item. Except as set forth on the Intellectual Property Schedule, none of the Company Intellectual Property is subject to any challenge, opposition, nullity proceeding or interference or, to the Company’s knowledge, threats to commence same.

(d) Since January 1, 2015, all trademarks included in the Company Intellectual Property have been in use sufficient to maintain the application or registration (as applicable) of such trademarks, except where the failure to do so would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.

(e) No current or former employee, officer or director of the Company or any of its Subsidiaries (i) holds, or has made any claim to, any right, title or interest in the Company Intellectual Property or (ii) has misappropriated any trade secrets or other confidential information of any Person in the course of the performance of his or her duties for the Company or any of its Subsidiaries. The Company takes commercially reasonable steps to maintain the confidentiality of its material trade secrets. All Company Intellectual Property that is owned (or purported to be owned) by the Company or any of its Subsidiaries was (A) developed by employees of the Company or a Subsidiary within the scope of their employment; or (iii) developed by independent contractors who have irrevocably assigned the entire right, title, and interest in and to such Company Intellectual Property to the Company or the applicable Subsidiary pursuant to written agreements.

(f) The Intellectual Property Schedule lists all material agreements (other than “shrink-wrap,” “click-wrap” or “web-wrap” licenses in respect of commercially available software or agreements with customers and suppliers) to which the Company or any of its Subsidiaries is a party or by which any of them is otherwise bound as of the date hereof, that provide for (i) licenses of Intellectual Property to the Company or any of the Subsidiaries by any other Person, (ii) agreements otherwise granting or restricting the right to use or disclose any Company Intellectual Property and (iii) agreements transferring, assigning or indemnifying with respect to or otherwise directly relating to Intellectual Property used or held for use in the business of the Company or any of its Subsidiaries, in each case to the extent material to the business (collectively, the “Intellectual Property Agreements”).

(g) No material software that is distributed as part of the product software of the Company or any of its Subsidiaries contains or is derived from open source, shareware, freeware, “copyleft” or similar software in such a way that would require the Company or any of its Subsidiaries to make any such software owned by the Company or any of its Subsidiaries available to any Person or otherwise license such software on a royalty-free or otherwise restricted basis, disclose any source code of such software to any Person, or prevent the Company or any of its Subsidiaries from patenting or enforcing any invention contained therein. The Company and each of its Subsidiaries are in compliance with all applicable contractual and legal requirements pertaining to data protection or information privacy and security, including any privacy policy of the Company or any of its Subsidiaries concerning the collection or use of such data or information used in their businesses. The information technology systems of the Company and its Subsidiaries (i) are in good repair and operating condition and (ii) to the knowledge of the Company, do not contain any virus that would reasonably be expected to materially interfere with the ability of the Company and its Subsidiaries to conduct their businesses. The Company and its Subsidiaries have implemented reasonable backup, security and disaster recovery technology, plans, procedures and facilities consistent with industry practice.

(h) None of the Company or any of its Subsidiaries is a party to or bound by any decree, judgment, Order, settlement agreements, or arbitral award that requires the Company or any of its Subsidiaries to grant to any third party any license, covenant not to sue, immunity or other right with respect to any Company Intellectual Property.

5.12 Litigation. Except as set forth on the Litigation Schedule (a) neither the Company nor any of its Subsidiaries or any of their respective assets is subject to any outstanding or unsatisfied Order specifically directed at or that applies to the Company or its Subsidiaries, (b) there is no charge, complaint, claim, action, suit, arbitration, prosecution, proceeding or hearing of any nature (civil, criminal, regulatory or otherwise) in law or in equity (“Litigation”), of, before or in any, Governmental Body pending, or, to the knowledge of the Company, threatened against or affecting any of the Company, any of its Subsidiaries or any of their respective assets, and (c) there is no Litigation involving the Company, any of its Subsidiaries or any of their respective assets, pending or, to the knowledge of the Company, threatened, which questions or challenges (i) the validity of this Agreement, or (ii) any action taken to be taken by the Company or any of its Subsidiaries pursuant to this Agreement or in connection with the transactions contemplated hereby.

5.13 Governmental Consents. Except for the requirements of the HSR Act, the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and as set forth on the Governmental Consents Schedule, no authorization or approval of or notice to any Governmental Body is required in connection with any of the execution, delivery or performance of this Agreement or the other Company Documents by the Company or the consummation by the Company of any other transaction contemplated hereby.

5.14 Employee Benefit Plans.

(a) Except as listed on the Employee Benefits Schedule, neither the Company nor any of its Subsidiaries maintains or contributes to any (i) nonqualified deferred compensation or retirement plans, (ii) qualified “defined contribution plans” (as such term is defined under Section 3(34) of ERISA), (iii) qualified “defined benefit plans” (as such term is defined under Section 3(35) of ERISA) (the plans set forth in the foregoing clauses (ii) and (iii) are collectively referred to herein as the “Pension Plans”), (iv) any “welfare benefit plans” (as such term is defined under Section 3(1) of ERISA) (the “Welfare Plans”) or (v) any other employee benefit plan, program, policy, practices, or other arrangement providing benefits to any current or former employee, officer or director of the Company or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by the

Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute, whether or not written, including any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or agreement and any related trusts or other funding vehicles (collectively, the “Other Plans”). The Pension Plans, the Welfare Plans and the Other Plans are collectively referred to herein as the “Plans.” Each Pension Plan which is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Code, has either received a favorable determination letter or opinion letter from the IRS that such Pension Plan is so qualified or has requested such a favorable determination letter within the remedial amendment period of Section 401(b) of the Code and, to the knowledge of the Company, there are no facts or circumstances that would reasonably be expected to jeopardize the qualification of such Pension Plan. The Plans comply in form and in operation in all material respects with their terms and the requirements of applicable Law, including the Code and ERISA.

(b) With respect to each Plan, the Company has delivered or made available to Purchaser a true, correct and complete copy of: (i) each writing constituting a part of such Plan, including all plan documents, employee communications, benefit schedules, trust agreements, and insurance contracts and other funding vehicles; (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any; (iii) the current summary plan description and any material modifications thereto, if any (in each case, whether or not required to be furnished under ERISA); (iv) the most recent annual financial report, if any; (v) the most recent actuarial report, if any; and (vi) the most recent determination letter from the IRS, if any. Except as specifically provided in the foregoing documents delivered or made available to Purchaser, there are no amendments to any Plan that have been adopted or approved nor has the Company or any of its Subsidiaries undertaken to make any such amendments or to adopt or approve any new Plan.

(c) With respect to the Plans, except as would not result in material liability to the Company or its Subsidiaries, (i) all required contributions have been made or properly accrued, (ii) there are no actions, suits or claims pending or, to the Company’s knowledge, threatened, other than routine claims for benefits, (iii) to the Company’s knowledge, there have been no “prohibited transactions” (as that term is defined in Section 406 of ERISA or Section 4975 of the Code), and (iv) all reports, returns and similar documents required to be filed with any Governmental Body or distributed to any Plan participant have been timely filed or distributed.

(d) Neither the Company nor any of its Subsidiaries has, nor, to the Company’s knowledge, has any of their respective managers, officers or employees or any other “fiduciary,” as such term is defined in Section 3 of ERISA, committed any breach of fiduciary responsibility imposed by ERISA or any other applicable Law with respect to the Plans which would subject the Company, its Subsidiaries or any of their respective directors, officers or employees to any liability under ERISA or any applicable Law.

(e) Neither the Company nor any of its Subsidiaries has incurred any liability for any Tax or civil penalty imposed by Section 4975 of the Code or Section 502 of ERISA which has not been satisfied in full.

(f) Except as listed on the Employee Benefits Schedule, none of the Company, any of the Company’s Subsidiaries or any of their respective ERISA Affiliates (i) maintains (or has during the past six (6) years maintained) a Plan that is (or was) subject to Section 412 of the Code or Title IV of ERISA (other than any “multiemployer plan” (as defined in Section 3(37) of ERISA)) or (ii) is obligated (or was during the past six (6) years obligated) to contribute to a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) or a plan that has two or more contributing sponsors at least two of whom are not under common control (within the meaning of Section 4063 of ERISA). During the immediately preceding six (6) years, no liability under Section 302 or Title IV of ERISA has been incurred by the Company, any of the Company’s Subsidiaries or any of their respective ERISA Affiliates or their respective predecessors that has not been satisfied in full.

(g) Except as set forth on the Employee Benefits Schedule, none of the Plans obligates the Company or its Subsidiaries to provide a current or former employee (or any dependent thereof) any life insurance or medical or health benefits after his or her termination of employment with the Company or any of its Subsidiaries, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar state Law.

(h) Except as listed on the Employee Benefits Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event): (i) entitle any current or former employee, officer, director or individual independent contractor of the Company or any of the Company’s Subsidiaries to any payment or benefit (or result in the funding of any such payment or benefit) under any Plan; (ii) increase the amount of any compensation, equity award or other benefits otherwise payable by the Company or any of the Company’s Subsidiaries under any Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any compensation, equity award or other benefits under any Plan; or (iv) limit or restrict the right of the Company or any of the Company’s Subsidiaries to merge, amend or terminate any Plan in accordance with its terms and applicable law.

(i) Neither the Company nor any of the Company’s Subsidiaries is a party to, or is otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state or local law relating to Tax).

(j) All Plans maintained pursuant to the laws of a country other than the United States and all plans or arrangements applicable to employees outside the United States that are mandated by applicable law (i) that are intended to qualify for special Tax treatment meet all requirements for such treatment, and (ii) that are required to be funded and/or book reserved are funded and/or book reserved, as appropriate, in accordance with GAAP and, if required, applicable Law.

(k) Neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate (but excluding any agreement, contract, arrangement or plan entered into after the date hereof or entered into or negotiated by the Purchaser, the Merger Sub or any of their respective Affiliates), in the payment of any “excess parachute payment” within the meaning of Code § 280G (or any corresponding provision of state, local or foreign Income Tax Law).

5.15 Insurance. The Insurance Schedule sets forth each insurance policy maintained by the Company and its Subsidiaries on their properties, assets, products, business or personnel (the “Insurance Policies”). Neither the Company nor any of its Subsidiaries is in material default with respect to any provision contained in any Insurance Policy or has failed to give any notice or present any material claim under any Insurance Policy in due and timely fashion. Copies of the Insurance Policies have been provided or made available to the Purchaser prior to the date of this Agreement.

5.16 Environmental Matters. Except as set forth on the Environmental Matters Schedule:

(a) The Company and its Subsidiaries are, and have been during the past five (5) years, in material compliance with all applicable Environmental Laws and Permits issued to the Company or any of its Subsidiaries pursuant to any Environmental Law (including with respect to the Leased Real Property).

(b) Neither the Company nor any of its Subsidiaries, nor any of their respective former owners, has (nor, to the knowledge of the Company, with respect to the Company’s or any of its Subsidiaries’ formerly Leased Real Property have any successor tenants) during the past five (5) years received written notice from any Governmental Body regarding any actual or alleged violation of or liability or investigatory, corrective or remedial obligation under applicable Environmental Laws.

(c) Neither the Company nor any of its Subsidiaries, nor any of their respective former owners, is (nor, to the knowledge of the Company, with respect to the Company’s or any of its Subsidiaries’ formerly Leased Real Property are any successor tenants) subject to any current or, to the Company’s knowledge, threatened, claim, order, directive or complaint asserting a remedial obligation or liability under Environmental Laws.

(d) The Company and its Subsidiaries have obtained and are in material compliance with all permits, licenses and authorizations required under Environmental Laws for the conduct of their respective businesses.

(e) Neither the Company nor any of its Subsidiaries is subject to any outstanding Order of any Governmental Body under Environmental Laws with respect to which any such Person has any future obligations.

(f) Except to the extent such Contamination would not be material, to the knowledge of the Company, no portion of any property currently owned, leased or occupied by the Company or a Subsidiary is Contaminated, and neither the Company nor any of its Subsidiaries has caused or taken any action that would reasonably be expected to result in any liability or obligation relating to the environmental conditions at, on, or under any properties or assets currently or formerly owned, leased, operated or used by the Company or any of its Subsidiaries.

5.17 Affiliated Transactions. Except for employment relationships, the provision of compensation and benefits to employees and powers of attorney and similar grants of authority made, in each case, in the ordinary course of business and, except as set forth on the Affiliated Transactions Schedule, no officer, director, manager or, to the knowledge of the Company, other Affiliate of the Company or its Subsidiaries is a party to any agreement, contract, commitment or transaction with the Company or its Subsidiaries (each an “Affiliate Transaction”) or has any interest in any material property used by the Company or its Subsidiaries.

5.18 Brokerage. Except as set forth on the Brokerage Schedule, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Company.

5.19 Permits; Compliance with Laws.

(a) Except as set forth on the Permits Schedule, (i) each of the Company and its Subsidiaries holds and is in compliance, in all material respects, with all material Permits which are required or necessary for the operation of the business of the Company and its Subsidiaries as presently conducted and (ii) neither the Company nor its Subsidiaries have received written notice of any proceedings pending or, to the knowledge of the Company, threatened, relating to the suspension, revocation or modification of any material Permit which is required for the operation of the business of the Company and its Subsidiaries as presently conducted.

(b) Except as set forth on the Compliance with Laws Schedule, (i) the Company and its Subsidiaries are, and have been since March 28, 2014, in compliance, in all material respects, with all Laws applicable to their respective businesses, operations and assets, and (ii) neither the Company nor any of its Subsidiaries has, since March 28, 2014, received any written notice of any action or proceeding against it alleging any material failure to comply with any applicable Law.

(c) The Company and each of its Subsidiaries are, and since March 28, 2014 have been, in material compliance with all Laws governing imports into or exports from the United States or any foreign country or the terms and conduct of international transactions and the making or receiving of international payments, or relating to economic sanctions or embargoes or terrorism financing, money laundering or compliance with unsanctioned foreign boycotts, including Laws implemented by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC Laws”). The Members will not directly or indirectly use the proceeds of the transactions contemplated by this Agreement, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Person, for the purpose of financing the activities of any Person currently the target of any of the OFAC Laws. None of the Company or any of its Subsidiaries to which the OFAC Laws apply is, or since March 28, 2014 has been, engaged in any transaction or other business with (i) any country, entity formed or resident therein, or resident thereof, that, at the time of the relevant transaction, the Company or any Subsidiary was prohibited from doing business with under the OFAC Laws or (ii) any Person that is included, at the time of the relevant transaction, in the list of Specially Designated Nationals and Blocked Persons published by the United States Department of the Treasury. The Company and its Subsidiaries have instituted and maintained, and continue to maintain, policies and procedures reasonably designed to ensure compliance with OFAC Laws.

(d) Since March 28, 2014, neither the Company nor any of its Subsidiaries has received written notice that it is the subject of any bribery, improper contribution, anti-corruption or anti-kickback investigation by any Governmental Body, and, to the knowledge of the Company, no such investigation is pending or threatened. None of the Company nor any of its Subsidiaries, nor any of their respective directors, officers or, to the knowledge of the Company, other employees, agents, representatives, distributors, sales intermediaries or other third parties acting on behalf of the Company or any of its Subsidiaries has, since March 28, 2014, violated any applicable anticorruption Law or anti-bribery Laws of any jurisdiction in which the Company or any of its Subsidiaries conducts material business, including the U.S. Foreign Corrupt Practices Act (the “FCPA”) or the United Kingdom Bribery Act of 2010 (the “UKBA”), or made, directly or indirectly, any illegal bribe or kickback, illegal political contribution or any illegal payment or offer of payment or thing of value from corporate funds to any person acting or purporting to act in an official capacity for any Governmental Body or political party (or any candidate thereof) for the purpose of (i) improperly influencing his or her official action or the action of the Governmental Body or political party he or she represents, (ii) obtaining an improper advantage or unfair concession in securing business or licenses or (iii) improperly obtaining or retaining business. Since March 28, 2014, except as would not be material to the Company and its Subsidiaries, taken as a whole, (i) the Company and its Subsidiaries have not conducted or initiated any internal investigation or made a voluntary, directed or involuntary disclosure to any Governmental Body or similar agency with respect to any alleged act or omission arising under or relating to any noncompliance with any anti-bribery Law, including the FCPA and the UKBA, in any way relating to the Company or any Subsidiary and (ii) no employee of the Company or any of its Subsidiaries has been disciplined or had his or her employment terminated as a result of any violation of any provision of the FCPA, UKBA or other similar anti-bribery Law. The Company and its Subsidiaries have instituted, and maintain and enforce, policies and procedures reasonably designed to promote and ensure compliance with all applicable anti-bribery Laws.

5.20 Employees.

(a) The Employees Schedule lists all of the managers, officers and employees of the Company and its Subsidiaries with annual base compensation in excess of one hundred and seventy-five thousand dollars ($175,000) paid or payable by the Company or its Subsidiaries (the “Covered Employees”). Since the date of the Latest Balance Sheet, there has not been any material change in the compensation of the Covered Employees (except for compensation increases and decreases in the ordinary course of business). Since the date of the Latest Balance Sheet, neither the Company nor any of its Subsidiaries has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of WARN or issued any notification of a plant closing or mass layoff required by WARN.

(b) Except as set forth on the Contracts Schedule, neither the Company nor any of its Subsidiaries is party to or bound by any collective bargaining agreement with any labor organization, and, to the knowledge of the Company, none of the employees of the Company or its Subsidiaries are represented by a labor union, works council or other labor organization or representative with respect to their service to the Company or its Subsidiaries. Except as set forth on the Employees Schedule: (i) to the Company’s knowledge, there are and within the past three (3) years have been no union organizing activities involving employees of the Company or any of its Subsidiaries; (ii) there are no pending or, to the Company’s knowledge, overtly threatened strikes, work stoppages, walkouts, lockouts, or similar material labor disputes and no such disputes have occurred within the past three (3) years; and (iii) within the past six (6) months, neither the Company nor any of its Subsidiaries has committed a material unfair labor practice, and there are no pending or, to the Company’s knowledge, overtly threatened, unfair labor practice charges or complaints against the Company or any of its Subsidiaries.

(c) The Company and its Subsidiaries have complied in all material respects with all applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, worker’s compensation, equal employment opportunity, age and disability discrimination, immigration control and employee classification.

5.21 Customers and Suppliers. The Customers and Suppliers Schedule sets forth (a) a list of the top fifteen (15) customers of the Company and its Subsidiaries on a consolidated basis by volume of sales to such customers, and (b) a list of the top fifteen (15) suppliers of the Company and its Subsidiaries on a consolidated basis by dollar value of net purchases from such suppliers, for the twelve (12)-month period ended on the date of the Latest Balance Sheet. Neither the Company nor any of its Subsidiaries has received any written, or to the Company’s knowledge, oral, indication from any of the customers listed on the Customers and Suppliers Schedule to the effect that any such customer will stop, materially decrease the rate of, or materially change the payment or price terms with respect to, buying products from the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received any written, or to the Company’s knowledge, oral, indication from any of the suppliers listed on the Customers and Suppliers Schedule to the effect that any such supplier will stop, materially decrease the rate of, or materially change the payment or price terms with respect to, supplying products or services to the Company or any of its Subsidiaries.

5.22 Bank Accounts. The Bank Accounts Schedule sets forth each of the bank accounts of the Company and its Subsidiaries, together with the authorized signatories for such accounts.

5.23 Product Liability. Except as set forth on the Product Liability Schedule, since March 28, 2014, the Company has not and, to the knowledge of the Company, its distributors, resellers, agents and other intermediaries have not, received any claims or written threats of claims alleging any injury, harm, risk, damage, cost or expense of any kind or nature, which have been asserted to be related in any way to any product manufactured, licensed, sold, distributed, delivered, installed or packaged (or any allegation of any manufacture, licensing, sale, distribution, delivery, instillation or packaging) by the Company or any service provided by the Company. Except as set forth on the Product Liability Schedule, since March 28, 2014, (a) there have been no product liability claims related to products manufactured, sold or installed by the Company, and to the knowledge of the Company, there have been and are currently no defects, malfunctions or nonconformities in any products manufactured, sold or installed by the Company; and (b) the Company has not recalled or been required to recall any products manufactured, sold or installed by the Company.

5.24 Product Warranties. Each product manufactured, sold, leased, or delivered by the Company or any of its Subsidiaries conforms in all material respects with all applicable contractual commitments and all express and implied warranties, and to the knowledge of the Company, the Company does not have any material liability for replacement or repair thereof or other damages in connection therewith, subject only to the reserve for product warranty claims set forth on the Latest Balance Sheet (including any notes or schedules thereto) as adjusted for the passage of time through the Closing Date in accordance with the past practice of the Company. No product manufactured, sold, installed or delivered by the Company (including the features and functionality offered thereby) is subject to any guaranty, warranty, or other indemnity materially and adversely different than the standard terms and conditions of sale or other customary guaranties, warranties or indemnities. The Product Warranties Schedule includes copies of the standard terms and conditions of sale for the Company (containing applicable guaranty, warranty, and indemnity provisions).

5.25 Holding Entities.

(a) Except as set forth on the Holding Entities Schedule, each of the Company, Meter Readings Holding I Corp., Meter Readings Holding II Corp. and Meter Readings Holding V Corp. (collectively, the “Holding Entities”) was formed solely for the purpose of holding the equity interests held by such Holding Entity and has not carried on any activities or operations, except for those activities incidental to its formation or, with respect to the Company, activities undertaken in connection with this Agreement and the transactions contemplated hereby.

(b) Except as set forth on the Holding Entities Schedule, the Company does not have any assets or Liabilities other than its equity interest in each of the other Holding Entities and none of the Holding Entities (other than the Company) has any assets (other than its equity interest in the Operating Subsidiary) or Liabilities, other than, in each case, (a) assets or Liabilities incidental to the formation of such entity or the maintenance of such entity’s existence in good standing, (b) assets or Liabilities arising under or incurred pursuant to this Agreement, the other Transaction Documents or the transactions contemplated hereby and thereby or (c) immaterial Income Tax Liabilities.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND MERGER SUB

The Purchaser and the Merger Sub represent and warrant to the Company as of the date of this Agreement and, for the purposes of Section  4.02(a) and the Purchaser Closing Certificate, as of the Closing Date that:

6.01 Organization and Corporate Power. The Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed by the Purchaser in connection with the transactions contemplated by this Agreement (the “Purchaser Documents”) and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Merger Sub is a corporation duly organized, validly existing, and in good standing and active status under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed by the Merger Sub in connection with the transactions contemplated by this Agreement (the “Merger Sub Documents”) and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Merger Sub is a wholly-owned direct Subsidiary of the Purchaser.

6.02 Authorization. The execution, delivery and performance of this Agreement and each of the Purchaser Documents or the Merger Sub Documents (as applicable) by the Purchaser and the Merger Sub and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all requisite corporate action, and no other corporate proceedings on their part are necessary to authorize the execution, delivery or performance of this Agreement. This Agreement has been, and each of the Purchaser Documents or the Merger Sub Documents (as applicable) will be at or prior to the Closing, duly and validly authorized, executed and delivered by the Purchaser and the Merger Sub (as applicable), and assuming that each of this Agreement, the Purchaser Documents and the Merger Sub Documents is a valid and binding obligation of the other parties hereto and thereto, this Agreement constitutes, and each of the Purchaser Documents or the Merger Sub Documents (as applicable) when so executed and delivered will constitute, a legal, valid and binding obligation of the Purchaser and the Merger Sub, enforceable against the Purchaser and the Merger Sub in accordance with its respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights or to general principles of equity.

6.03 No Violation. Neither the Purchaser nor the Merger Sub is subject to or obligated under its certificate of incorporation or its bylaws (or equivalent governing documents), any applicable Law, or rule or regulation of any Governmental Body, or any material agreement or instrument, or any license, franchise or permit, or subject to any order, writ, injunction or decree, which would be breached or violated in any material respect by the Purchaser’s or the Merger Sub’s execution, delivery or performance of this Agreement and the Purchaser Documents or the Merger Sub Documents (as applicable) if such breach or violation would adversely affect the Purchaser’s or the Merger Sub’s performance under this Agreement or the consummation of the transactions contemplated hereby.

6.04 Governmental Bodies; Consents. Except for the requirements of the HSR Act, the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and except for Other Antitrust Regulations, neither the Purchaser nor the Merger Sub is required to submit any notice, report or other filing with any Governmental Body in connection with any required pre-Closing approval or clearance of any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby. No consent, approval or authorization of any Governmental Body or any other party or Person is required to be obtained by the Purchaser or the Merger Sub in connection with its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby. As of the date of this Agreement, no fact or circumstance exists, including any possible other transaction under consideration by Parent or any of its Subsidiaries, that would reasonably be expected to prevent or delay (a) the filings or approvals required under the HSR Act or (b) any filings or approvals required under Other Antitrust Regulations.

6.05 Litigation. There are no actions, suits or proceedings pending or, to the Purchaser’s or Merger Sub’s knowledge, overtly threatened against or affecting the Purchaser or the Merger Sub at law or in equity, or before or by any Governmental Body, which would materially and adversely affect the Purchaser’s or the Merger Sub’s performance under this Agreement or the consummation of the transactions contemplated hereby.

6.06 Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Purchaser or the Merger Sub.

6.07 Investment Representation. The Purchaser is acquiring the Units for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any securities Laws.

6.08 Financing. As of the Closing Date, the Purchaser shall have immediately available to it sufficient funds to make all payments required to be paid by the Purchaser pursuant to the terms hereof, to pay all related fees and expenses of the Purchaser and the Merger Sub in connection with this Agreement and the transactions contemplated hereby and to otherwise consummate the transactions contemplated hereby.

6.09 Access and Investigation; Non-Reliance. Each of the Purchaser, the Merger Sub and their respective representatives (a) have had access to and the opportunity to review all of the documents in the Venue Virtual Data Room for Project Arch maintained on behalf of the Company, and (b) has been afforded access to certain properties of the Company and its Subsidiaries for purposes of conducting a due diligence investigation with respect thereto. The Purchaser has reviewed the financial condition, results of operations, assets, liabilities, properties and projected operations of the Company and its Subsidiaries and their respective joint ventures and businesses, and, in making its determination to proceed with the transactions contemplated by this Agreement, each of the Purchaser and the Merger Sub (i) have relied on the results of such independent investigation and on the representations and warranties of the Company expressly and specifically set forth in Article V (together with any representations and warranties expressly and specifically made in any other Transaction Document), as qualified by the Disclosure Schedules, and (ii) have not relied on any other representations, warranties or statements of any kind or nature, whether written or oral, expressed or implied, statutory or otherwise of any of the Company, the Members and Optionholders, the Representative or any of their respective Non-Recourse Parties as to any matter concerning the Company, any of its Subsidiaries or any of their respective joint ventures or businesses or in connection with this Agreement or the transactions contemplated by this Agreement, or with respect to the accuracy or completeness of any information provided to (or otherwise acquired by) the Purchaser or the Merger Sub or any of their respective Non-Recourse Parties in connection with this Agreement or the transactions contemplated by this Agreement.

ARTICLE VII

COVENANTS OF THE COMPANY

7.01 Conduct of the Business.

(a) From the date hereof until the Effective Time or the earlier termination of this Agreement, the Company shall conduct its and its Subsidiaries’ business in the ordinary course of business, except as set forth on the Covenants Exceptions Schedule.

(b) From the date hereof until the Effective Time or the earlier termination of this Agreement, except as otherwise contemplated by this Agreement, as set forth on the Covenants Exceptions Schedule or as consented to in writing by the Purchaser (such consent not to be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each of its Subsidiaries to:

(i) not (A) amend or propose to amend the respective Organizational Documents of the Company or any of its Subsidiaries in any manner or (B) split, combine or reclassify the capital stock or other equity interests of the Company or any of its Subsidiaries;

(ii) not issue, sell, pledge, transfer or dispose of, or agree to issue, sell pledge, transfer or dispose of, any shares of capital stock, Units or other equity interests of the Company or any of its Subsidiaries or issue any shares of capital stock or equity interests of any class or issue or become a party to any subscriptions, warrants, rights, options, convertible securities or other agreements or commitments of any character relating to the issued or unissued capital stock or other equity interests of the Company or any of its Subsidiaries (other than this Agreement and the agreements contemplated hereby), or grant any Options, stock appreciation or similar rights or interests;

(iii) not redeem, purchase or otherwise acquire any outstanding shares of capital stock, Units or other equity interests of the Company or any of its Subsidiaries or declare or pay any dividend or make any other distribution to any Person other than cash dividends paid by the Company prior to the Closing Date;

(iv) not (A) grant to any employee of the Company or any of its Subsidiaries any increase in compensation or benefits, except as may be required by applicable Law or the terms of any Plan; (B) modify or establish any Plan (or any arrangement that would constitute a Plan, if adopted) or collective bargaining agreement or similar arrangement, except (1) to the extent required by Law or the terms of any Plan or contract as in effect on the date of this Agreement or (2) administrative modifications as would not be material and would be in the ordinary course of business; (C) terminate the employment of any employee in the position of vice president or above, other than for cause; (D) implement any employee layoffs in violation of WARN; (E) hire any new employees or individual independent contractors (other than new hires of non-executive employees or individual independent contractors, in each case, in the ordinary course of business consistent with past practice); (F) take any action to accelerate any payment or benefit, the vesting of any payment or benefit or the funding of any payment or benefit, payable or to become payable to any of its directors, officers, employees or individual independent contractors; or (G) grant to any of its directors, officers, employees or individual independent contractors any increase in severance or termination pay;

(v) not sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Permitted Liens), any of its properties or assets (including shares of capital or other equity interests of the Company or any Subsidiary thereof), except for (A) the sale, lease, transfer or disposition of inventory or obsolete machinery or equipment in the ordinary course of business, (B) as to the Leased Real Property, the exercise of the Company’s or any of its Subsidiaries’ rights and remedies under any Lease, in the ordinary course of business, including any expiration, termination, renewal, expansions, reductions or similar rights as to such Leased Real Property, or (C) Liens on assets that are not material to the Company and its Subsidiaries, taken as a whole, that will be removed at or prior to Closing;

(vi) not (A) enter into (1) material customer agreements that would be required to be listed on the Contracts Schedule or (2) other than in the ordinary course of business, any other contract that would be required to be listed on the Contracts Schedule, or (B) assign, amend (except for amendments in the ordinary course of business) or terminate (except for a termination resulting from the expiration of a contract in accordance with its terms) any contract listed or that would be required to be listed on the Contracts Schedule;

(vii) not acquire (A) any business or Person, by merger or consolidation, purchase of assets or equity interests, or by any other manner, in a single transaction or a series of related transactions, or (B) or other material assets of any Person other than, in the case of this clause (B), (1) acquisitions of inventory in the ordinary course of business consistent with past practice or (2) capital expenditures, which shall be governed by Section 7.01(b)(x);

(viii) not acquire any direct or indirect fee interest in any real property;

(ix) not sell, assign, transfer, exclusively license, abandon or permit to lapse any material Company Intellectual Property, other than in the ordinary course of business;

(x) except in accordance with the capital budget of the Company and its Subsidiaries attached on the Capital Budget Schedule, not commit or authorize any commitment to make any capital expenditures in excess of two hundred and fifty thousand dollars ($250,000) in the aggregate, or not fail to make material capital expenditures in accordance with such budget;

(xi) not make any change in any method of financial accounting or auditing practice, including any working capital procedures or practices, other than changes required as a result of changes in GAAP or applicable Law;

(xii) not (A) fail to pay or satisfy any material account payable or other liability incurred in the ordinary course of business consistent with past practice (including in each case, the timing of any such payments), other than any such liability that is being contested by the Company or its Subsidiaries in good faith, (B) alter the procedures of the Company with respect to the payment of accounts payable or the collection of accounts receivable, including by accelerating the collection of any accounts receivable, (C) materially delay or postpone any necessary, appropriate or otherwise scheduled repair or maintenance of any property of the Company or any of its Subsidiaries or (D) alter the practices of the Company and its Subsidiaries with respect to the purchase of inventory in any material respect;

(xiii) not enter into any Affiliate Transaction;

(xiv) not make any loans, advances or capital contributions to, or investments in, any other Person other than loans, advances or capital contributions by of the Company or any of its Subsidiaries (A) to any Subsidiary or (B) to any employee in connection with travel, entertainment and related business expenses or other customary de minimis out-of-pocket expenses in the ordinary course of business;

(xv) not (A) settle or compromise any Litigation if (1) the amount payable by the Company or any of its Subsidiaries in connection therewith would exceed one hundred thousand dollars ($100,000), (2) such settlement or compromise would be reasonably likely to materially affect the business of the Company or any of its Subsidiaries or their respective operations, (3) such settlement or compromise contemplates or involves any admission of wrongdoing or misconduct or provides for any relief or settlement other than the payment of money or (4) such Litigation relates to or is a result of entry into this Agreement or the transactions contemplated hereby or (B) commence any Litigation where the amount in dispute would reasonably be expected to exceed one hundred thousand dollars $100,000;

(xvi) not (A) make, change or revoke any material Tax election, (B) change any Tax accounting period, (C) adopt or change any material method of Tax accounting, (D) file any amended Tax Return, (E) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax Law) or apply for any Tax ruling with any taxing authority, (F) settle or compromise any audit, claim or assessment in respect of a material amount of Tax, (G) consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, or (H) surrender any right to claim a refund of Taxes;

(xvii) not incur, assume, endorse, guarantee or otherwise become liable for any Indebtedness, except for (A) any Indebtedness for borrowed money among the Company and its wholly owned Subsidiaries or among wholly owned Subsidiaries of the Company, (B) guarantees by the Company of Indebtedness for borrowed money of its wholly owned Subsidiaries or guarantees by wholly owned Subsidiaries of the Company of Indebtedness for borrowed money of the Company or any other wholly owned Subsidiary thereof, which Indebtedness is incurred in compliance with this clause (xvii), (C) any Indebtedness under the Company Revolving Credit Agreement incurred in the ordinary course of business consistent with past practice; or (D) any other Indebtedness for borrowed money incurred by the Company or any of its Subsidiaries in an amount not to exceed five million dollars ($5,000,000) in aggregate principal amount outstanding from time to time;

(xviii) not adopt or enter into a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

(xix) not enter into any contract with any customer that provides for pricing incentives, discounts or other terms outside of the ordinary course of business consistent with past practice; and

(xx) not authorize, or commit or agree to take any action described in this Section 7.01(b).

7.02 Access to Books and Records. From the date hereof until the Effective Time or the earlier termination of this Agreement, the Company, consistent with applicable Law, shall provide the Purchaser and its authorized representatives with reasonable access at all reasonable times and upon reasonable advance notice to the offices, properties, books and records of the Company and its Subsidiaries in order for the Purchaser to have the opportunity to make such investigation as it shall reasonably desire to make of the affairs of the Company and its Subsidiaries; provided, that such access does not unreasonably interfere with the normal operations of the Company; provided, further, that all requests for access shall be directed to Morgan Stanley & Co. LLC or Stephens Inc. (as representative for the Company) or such other person(s) as the Company may designate from time to time; and provided, further, that such access shall not extend to any sampling or analysis of soil, groundwater, building materials, indoor air, or other environmental media of the sort generally referred to as a “Phase II” environmental investigation. In furtherance of the foregoing, the Company shall, and shall use commercially reasonable efforts to cause Crowe Horwath LLP, to reasonably cooperate with the Purchaser and its independent public accountants, at the Purchaser’s expense (based on the reasonable out-of-pocket costs of the Company and its Subsidiaries), to prepare audited financial statements of the Company and its Subsidiaries, on a consolidated basis. Neither the Company nor any of the Members or Optionholders nor the Representative makes any representation or warranty as to the accuracy of any information (if any) provided pursuant to this Section 7.02, and neither the Purchaser nor the Merger Sub may rely on the accuracy of any such information, in each case, other than the representations and warranties of the Company expressly and specifically set forth in Article V or the Company Closing Certificate, as qualified by the Disclosure Schedules. The information provided pursuant to this Section 7.02 will be used solely for the purpose of effecting the transactions contemplated hereby, and will be governed by all the terms and conditions of the Confidentiality Agreement.

7.03 Regulatory Filings. Subject to Section 10.04, the Company shall (a) make or cause to be made all filings and submissions under any Laws or regulations applicable to the Company and its Subsidiaries required for the consummation of the transactions contemplated herein, and (b) coordinate and cooperate with the Purchaser in exchanging such information and providing such assistance as the Purchaser may reasonably request in connection with all of the foregoing.

7.04 Section 280G.

(a) The Company and each of its Subsidiaries shall use commercially reasonable efforts to seek, prior to the initiation of the equityholder approval procedure described in Section 7.04(c), from each Person to whom any payment or benefit is required or proposed to be made that could constitute “parachute payments” under Section 280G(b)(2) of the Code and the Treasury Regulations promulgated thereunder (“Section 280G Payments”), a written agreement waiving such Person’s right to receive some or all of such payment or benefit (the “Waived Benefits”), to the extent necessary so that all remaining payments and benefits applicable to such Person shall not be deemed a parachute payment, and accepting in substitution for the Waived Benefits the right to receive the Waived Benefits only if approved by the equityholders of the Company and its applicable Subsidiaries in a manner that complies with Section 280G(b)(5)(B) of the Code and the Treasury Regulations issued thereunder.

(b) In connection with the foregoing, the Purchaser shall provide the Representative with all information and documents necessary to allow the Company and each of its Subsidiaries to determine whether any payments made or to be made or benefits granted or to be granted pursuant to any employment agreement or other agreement, arrangement or contract entered into or negotiated by the Purchaser, the Merger Sub or any of their respective Affiliates, together with all Section 280G Payments, could reasonably be considered to be “parachute payments” within the meaning of Section 280G(b)(2) of the Code at least five (5) Business Days prior to the Closing Date (and shall further provide any such updated information as is necessary prior to the Closing Date).

(c) Prior to the Closing, the Company and each of its Subsidiaries shall use its commercially reasonable efforts to obtain the approval by such number of equityholders of the Company in a manner that complies with the terms of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations, of the right of each Person described in Section 7.04(a) to receive or retain, as applicable, such Person’s Waived Benefits, provided, that in no event shall this Section 7.04 be construed to require the Company or any of its Subsidiaries to compel any Person to waive any existing rights under any contract or agreement that such Person has with the Company, any Subsidiary of the Company or any other Person, and in no event shall the Company or any of its Subsidiaries be deemed in breach of this Section 7.04 if any such Person refuses to waive any such rights or if the equityholders fail to approve any Waived Benefits.

(d) Copies of all materials produced by the Company in connection with the equityholder approval contemplated by this Section 7.04 (including the form of waiver agreement and equityholder disclosure statement) shall be provided to the Purchaser no less than three (3) Business Days in advance of the circulation of the waiver agreements to the Persons requested to execute them, and the form and substance of all such materials shall be subject to the Purchaser’s approval, not to be unreasonably withheld or delayed.

7.05 Exclusive Dealing. Except in connection with any exercise of Options, or pursuant to any agreement existing as of the date hereof concerning the purchase of any Units or any Options in connection with employee compensation matters in the ordinary course of business, from the date hereof through the Closing or the earlier termination of this Agreement pursuant to Section 9.01, the Company shall, and shall cause its Affiliates and its and their respective officers, directors, employees, agents, partners, Affiliates and other representatives to, refrain from (a) taking any action to encourage, initiate or engage in discussions or negotiations with, or provide any information to, any Person (other than the Purchaser and its Affiliates and representatives) concerning the purchase of any Units or any merger, sale, transfer or other disposition of substantial assets or similar transaction involving the Company (a “Company Competing Transaction”) or (b) participating in any or continuing any ongoing discussions or negotiations regarding a Company Competing Transaction. Within three (3) Business Days after the date of this Agreement, the Company shall instruct each Person (other than the Purchaser and Merger Sub and their representatives) in possession of confidential information about the Company that was furnished pursuant to a confidentiality agreement with or on behalf of such Person within the twelve (12) months prior to the date of this Agreement in connection with any actual or potential proposal by such Person to the Company to consider a Company Competing Transaction to promptly return or destroy all such information.

7.06 Financing.

(a) Prior to the Effective Time, the Company shall use commercially reasonable efforts, and shall cause each of its Subsidiaries to use commercially reasonable efforts to, and the Company and its Subsidiaries shall use commercially reasonable efforts to cause its and their Agents to, provide all cooperation that is reasonably requested by the Purchaser to assist the Purchaser in the arrangement of any third party debt financing for the purpose of financing the aggregate amounts required to be paid in connection with the consummation of the transactions contemplated hereby and all related fees and expenses of the Purchaser and Merger Sub (the “Financing”), including:

(i) Making senior management and advisors of the Company and its Subsidiaries available upon reasonable notice to participate in a reasonable number of informational meetings, presentations, road shows and due diligence sessions with proposed lenders, underwriters, initial purchasers or placement agents, and in sessions with rating agencies;

(ii) providing commercially reasonable and timely assistance with the preparation of materials for presentations, offering memoranda, prospectuses and similar documents required in connection with the Financing;

(iii) furnishing the Purchaser, within a reasonable amount of time following the Purchaser’s request, with (a)(i) GAAP audited consolidated balance sheets of the Operating Subsidiary for the two most recently completed fiscal years ended at least 90 days prior to the expected Closing Date and (ii) related GAAP audited consolidated statements of income, stockholders’ equity and cash flows of the Operating Subsidiary for the three most recently completed fiscal years ended at least 90 days prior to the expected Closing Date and (b) GAAP unaudited consolidated balance sheets and related consolidated statements of income, stockholders’ equity and cash flows of the Operating Subsidiary for each subsequent fiscal quarter ended at least 45 days before the expected Closing Date (and comparable periods for the prior fiscal year);

(iv) to the extent requested in writing at least ten (10) Business Days prior to the Closing, delivering at least five Business Days prior to the Closing all documentation and other information with respect to the Company and its Subsidiaries that are required by regulatory authorities under applicable “know-your-customer” rules and regulations, including the USA PATRIOT Act; and

(v) using commercially reasonable efforts to cause the Company’s independent accountants to provide reasonable assistance to the Purchaser consistent with their customary practice (including to consent to the use of their audit reports on the consolidated financial statements of the Operating Subsidiary in any materials relating to the Financing or in connection with any filings made with the SEC or pursuant to the Securities Act or Exchange Act, and to provide any “comfort letters” necessary and reasonably requested by the Purchaser to the extent customarily needed for financings of the type contemplated by Financing, in each case, on customary terms and consistent with their customary practice).

(b) Notwithstanding the provisions of Section 7.06(a) or any other provision of this Agreement to the contrary, nothing in the foregoing Section 7.06(a) will require the Company, any of its Subsidiaries or their respective directors, officers or employees to (i) agree, nor be required, to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of the Purchaser or to incur or assume any other liability or obligation in connection with the Financing prior to the Effective Time, (ii) enter into any definitive agreement prior to the Effective Time (other than delivery of customary authorization and representation letters in connection with the Financing), (iii) give any indemnities that are effective prior to the Effective Time, (iv) take any action that, in the good faith determination of the Company, would unreasonably disrupt the conduct of the business or operations of the Company and its Subsidiaries, (v) take any action that will conflict with or violate its Organizational Documents, any material agreement to which any of the Company or any of its Subsidiaries is a party or any applicable Laws, (vi) provide access to or disclose information that the Company reasonably determines would jeopardize any attorney-client privilege or the attorney-work product doctrine in favor of the Company or any of its Subsidiaries; (vii) provide such cooperation to the extent it would require the Company or any of its Subsidiaries to agree to waive or amend any terms of this Agreement, or (viii) require any officer of the Company or any of its Subsidiaries to deliver any certificate or opinion or take any other action pursuant to this Agreement that would reasonably be expected to result in personal liability to such officer. Neither the Company nor any of the Members or Optionholders nor the Representative makes any representation or warranty as to the accuracy of any information (if any) provided pursuant to this Section 7.06, and neither the Purchaser nor the Merger Sub may rely on the accuracy of any such information, in each case, other than the representations and warranties of the Company expressly and specifically set forth in Article V or the Disclosure Schedules (together with any representations and warranties expressly and specifically made in the Company Closing Certificate or by the Members and Optionholders in any other Transaction

Document). In addition, no action, liability or obligation of the Company, any of its Subsidiaries or any of their respective Agents pursuant to any certificate, agreement, arrangement, document or instrument (other than customary authorization and representation letters) relating to the Financing will be required to be effective until the Effective Time, and neither the Company nor any of its Subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument that is not contingent on the occurrence of the Effective Time or that must be effective prior to the Effective Time (other than customary authorization and representation letters).

(c) All non-public or other confidential information provided by the Company or any of its Agents to the Purchaser pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that the Purchaser will be permitted to disclose such information to any Financing Sources or prospective Financing Sources that are or may become parties to the Financing (and, in each case, to their respective counsel and auditors) so long as such information is furnished by the Purchaser subject to customary confidentiality undertakings in connection with the Financing.

(d) The Purchaser shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees, but excluding the costs of the Operating Subsidiary’s preparation of its annual and quarterly financial statements) incurred by the Company or any of its Subsidiaries or their respective Agents in connection with the Financing, including the cooperation of the Company and its Subsidiaries and Agents contemplated by Section 7.06(a), and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Agents from and against any and all liabilities, losses, damages, claims, costs, interest, awards, judgments, penalties or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith, except with respect to (i) historical information furnished in writing by the Company or any of its Subsidiaries, including financial statements, or (ii) any Fraud of the Company and its Subsidiaries.

(e) The Purchaser shall cause the Existing Letter of Credit to be terminated, replaced or backstopped by a letter of credit provided by Parent or the Purchaser, or cash collateralized, or shall have entered into an alternative arrangement acceptable to the issuing bank, in each case, at or prior to Closing.

7.07 Certain Tax Matters. The Company shall not take any action (or fail to take any action), which action or failure to act could cause the Company to be treated as a corporation for federal income tax purposes.

7.08 Third Party Consents.

(a) After the date of this Agreement and prior to the Closing, the Company shall use its commercially reasonable efforts to obtain the consent of, or to provide notice to, any party to a contract or agreement set forth on the Contracts Schedule to the extent that it is required to be obtained or provided in connection with and prior to the consummation of the Merger or any of the other transactions contemplated by this Agreement. The Company and the Purchaser shall cooperate in connection with seeking consents and providing the notices pursuant to this Section 7.08(a) and, in furtherance of the foregoing, (i) will provide drafts of any proposed consent or notice with the Purchaser at least two (2) Business Days prior to providing such consent or notice to the relevant third party and (ii) will accept all reasonable comments of the Purchaser on such draft documents.

(b) Subject to the terms and conditions of this Agreement, prior to the Closing, each of the Purchaser and the Company shall use its commercially reasonable efforts to provide all notices and otherwise take all actions to transfer, reissue or obtain any material permits required to be transferred, reissued or obtained as a result of or in furtherance of the transactions contemplated by this Agreement, including to cooperate with the other party to provide any information necessary to transfer, obtain or reissue such permits.

ARTICLE VIII

COVENANTS OF THE PURCHASER

8.01 Access to Books and Records. From and after the Closing, for a period of seven (7) years, the Purchaser shall, and shall cause the Surviving Entity and its Subsidiaries to, provide the Representative and its agents with reasonable access (for the purpose of examining and copying), during normal business hours, and upon reasonable advance notice, to the books and records of the Surviving Entity and its Subsidiaries with respect to periods or occurrences prior to the Closing Date and reasonable access, during normal business hours, and upon reasonable advance notice, to employees of each of the Purchaser, the Surviving Entity, and each of their respective Affiliates for purposes of complying with any applicable tax, financial reporting or regulatory requirements or any other reasonable business purpose (other than in connection with any litigation, claim or other proceeding against the Purchaser or any of its Affiliates including, from and after the Closing, the Company and its Subsidiaries). Unless otherwise consented to in writing by the Representative, neither the Purchaser nor the Surviving Entity shall, for a period of seven (7) years following the Closing Date, destroy, alter or otherwise dispose of any of the books and records of the Company for any period prior to the Closing Date without first offering to surrender to the Representative such books and records or any portion thereof which the Purchaser, the Surviving Entity or any of their respective Subsidiaries may intend to destroy, alter or dispose of.

8.02 Director and Officer Liability and Indemnification.

(a) Prior to or simultaneously with the Closing, the Purchaser shall, or shall cause the Surviving Entity to (or, at the Purchaser’s request and expense, prior to the Closing, the Company shall) purchase from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance a prepaid insurance policy (i.e., “tail coverage”) for each individual who is currently covered by the directors and officers insurance of the Company or any of its Subsidiaries for events that occur prior to the Closing on terms no less favorable (including in with respect to scope) as the policy or policy(ies) maintained by the Company or any of its Subsidiaries immediately prior to the Closing for the benefit of such individuals for an aggregate period of six (6) years following the Closing Date with respect to claims arising from acts, events or omissions that occurred at or prior to the Closing, including with respect to the transactions contemplated by this Agreement (such policies, the “D&O Tail Policies”); provided, that the premium for the D&O Tail Policies shall be borne by the Purchaser; and, provided, further, that the Purchaser, the Surviving Entity and their respective Subsidiaries shall not be required, and the Purchaser shall not be required to cause the Surviving Entity or its Subsidiaries, to pay for the D&O Tail Policies in an aggregate amount in excess of three hundred percent (300%) of the annual premium currently paid as of the date hereof by the Company and its Subsidiaries for such insurance.

(b) For a period of six (6) years after the Closing, the Purchaser shall not, and shall not permit the Surviving Entity or any of its Subsidiaries to, amend, repeal or otherwise modify any provision in the Surviving Entity’s or any of its Subsidiaries’ certificate or articles of incorporation or bylaws (or equivalent governing documents) relating to the exculpation or indemnification of any officers, directors or similar functionaries (unless to provide for greater exculpation or indemnification or unless required by Law) for acts or omissions occurring at or prior to the Closing, except (i) as required by applicable Law or (ii) unless the provisions are so amended, repealed or otherwise modified in connection with a restructuring or other reorganization in which the applicable governing documents of the Surviving Entity or the applicable Subsidiary include substantially equivalent exculpation or indemnification provisions with respect to acts or omissions occurring at or prior to the Closing. It is the intent of the parties hereto that the current and former officers, directors and similar functionaries of the Company and its Subsidiaries shall continue to be entitled to such exculpation and indemnification (including with respect to advancement of expenses) to the full extent of the Law in respect of such acts or omissions occurring at or prior to the Closing. The Purchaser agrees and acknowledges that it will use its commercially reasonable efforts to cause this Section 8.02 to be binding on the Purchaser’s successors and assigns.

(c) If the Surviving Entity, its Subsidiaries or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, the Purchaser shall use its commercially reasonable efforts to cause proper provision to be made so that the successors and assigns of the Surviving Entity and its Subsidiaries shall assume all of the obligations set forth in this Section 8.02.

(d) Notwithstanding anything in this Agreement to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Closing Date) is made against any individual who was covered by directors’ and officers’ liability insurance, on or prior to the sixth (6th) anniversary of the Effective Time, the provisions of Section 8.02(b) and Section 8.02(c) shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

(e) The obligations under this Section 8.02 shall not be terminated or modified in such a manner as to affect adversely any indemnitee or exculpee to whom this Section 8.02 applies without the consent of such affected indemnitee or exculpee. The provisions of this Section 8.02 are intended for the benefit of, and will be enforceable by (as express third-party beneficiaries), each current and former officer, director or similar functionary of the Company and its Subsidiaries and his or her heirs and representatives, successors and assigns and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have had by contract or otherwise.

8.03 Contact with Business Relations. The Purchaser is not authorized to and shall not (and shall not permit any of its employees, agents, representatives or Affiliates to) contact any officer, manager, employee, customer, supplier, distributor or other material business relation of the Company or any of its Subsidiaries in connection with this Agreement, the Transaction Documents, the transactions contemplated hereby or thereby or in relation to the Company and its Subsidiaries prior to the Closing without the prior consent and coordination of Allan Connolly, Kurt Bruenning or Morgan Stanley & Co. LLC or Stephens Inc. (as representatives for the Company) (not to be unreasonably delayed, conditioned or withheld); provided, that this Section 8.03 shall not prohibit the Purchaser and its Affiliates from contacting any customer, supplier, distributor or other material business relation of the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice about matters not intended to relate to this Agreement, the Transaction Documents, the transactions contemplated hereby or thereby or the Company and its Subsidiaries.

8.04 Continuing Confidentiality. The Purchaser shall remain bound by that certain Confidentiality Agreement, dated as of September 21, 2017, with the Company (the “Confidentiality Agreement”) in accordance with its terms and conditions and, to the extent provided therein, the Purchaser shall be responsible for any breaches of the Confidentiality Agreement by any of the Purchaser’s representatives.

8.05 Payments to Optionholders and Other Individuals. To ensure compliance with Treasury Regulation 1.409A-3(i)(5)(iv), the Optionholders shall not be entitled to receive any payment, and no payment shall be made to the Optionholders, in connection with the transaction contemplated hereby later than the date which is five (5) years after the Closing Date (it being understood that the Members may receive payments after the date which is five (5) years after the Closing Date, including, for the avoidance of doubt, amounts that, if paid prior to the date which is five (5) years after the Closing Date, would have been paid to the Optionholders).

ARTICLE IX

TERMINATION

9.01 Termination. This Agreement may be terminated at any time prior to the Effective Time as follows and in no other manner:

(a) by mutual written consent of the Purchaser and the Merger Sub, on the one hand, and the Company and the Representative, on the other hand;

(b) by the Purchaser and the Merger Sub, on the one hand, or by the Company, on the other hand, upon the issuance by any Governmental Body of an order, decree or ruling or their taking of any other action permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or any other action shall have become final and non-appealable;

(c) by the Purchaser and the Merger Sub, on the one hand, or by the Company, on the other hand, if the Closing shall not have occurred on or before March 22, 2018 (the “Termination Date”); provided, that if all of the conditions to Closing shall have been satisfied or shall be then capable of being satisfied, other than the condition set forth in Section 4.03(a), the Termination Date may be extended on one or more occasions by Purchaser and the Merger Sub, on the one hand, or by the Company, on the other hand, by written notice to the other party on or prior to the then effective Termination Date, to a date not later than June 22, 2018; provided, further, that no termination may be made under this Section 9.01(c) if the failure to close shall have been caused by the action or inaction of the terminating party;

(d) by the Purchaser and the Merger Sub, upon a breach of any covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty contained in Article V shall be or have become untrue, in either case, such that any of the conditions set forth in Section 4.01(a) or 4.01(b) would not be satisfied; provided, however, that, if such breach is curable, the Purchaser and the Merger Sub may not terminate this Agreement under this Section 9.01(d) until the earlier of (i) the then effective Termination Date and (ii) the date that is sixty (60) calendar days after receipt by the Representative and the Company of notice of such breach from the Purchaser and the Merger Sub;

(e) by the Representative and the Company, upon a breach of any covenant or agreement on the part of the Purchaser or the Merger Sub set forth in this Agreement, or if any representation or warranty of the Purchaser or the Merger Sub shall be or have become untrue, in either case, such that any of the conditions set forth in Section 4.02(a) or 4.02(b) would not be satisfied; provided, however, that, if such breach is curable, the Representative and the Company may not terminate this Agreement under this Section 9.01(e) until the earlier of (i) the then effective Termination Date and (ii) the date that is sixty (60) calendar days after receipt by the Purchaser and Merger Sub of notice of such breach from the Representative and the Company; and

(f) by the Purchaser and the Merger Sub, if a copy of the Member Approval has not been delivered to the Purchaser within twenty-four (24) hours of the mutual execution and delivery of this Agreement.

9.02 Effect of Termination. If this Agreement is terminated pursuant to Section 9.01, this Agreement shall become void and of no further force and effect (other than this Section 9.02, Article I and Article XII, which shall survive the termination of this Agreement) without any liability or obligation on the part of any party hereto, (a) other than liabilities and obligations under the Confidentiality Agreement and (b) except that no such termination shall relieve any party hereto of any liability for damages resulting from Fraud by such party of this Agreement.

ARTICLE X

ADDITIONAL AGREEMENTS AND COVENANTS

10.01 Acknowledgement by the Purchaser. The representations and warranties of the Company expressly and specifically set forth in Article V or the Disclosure Schedules (together with any representations and warranties expressly and specifically made in the Company Closing Certificate or by the Members and Optionholders in any other Transaction Document) constitute the sole and exclusive representations, warranties, and statements of any kind or nature, whether written or oral, expressed or implied, statutory or otherwise of any of the Company, the Members and Optionholders, the Representative or any of their respective Non-Recourse Parties as to any matter concerning the Company, any of its Subsidiaries or any of their respective joint ventures or businesses or in connection with this Agreement or the transactions contemplated by this Agreement and all other purported representations and warranties or statements are hereby disclaimed by the Company, the Members and Optionholders, the Representative and each of their respective Non-Recourse Parties and (i) the Purchaser has and will only rely on the representations and warranties of the Company set forth in Article V or the Disclosure Schedules (together with any representations and warranties expressly and specifically made in the Company Closing Certificate or by the Members and Optionholders in any other Transaction Document), (ii) the Purchaser hereby expressly and irrevocably acknowledges and agrees that it has not relied on any other representations, warranties or statements (including by omission) and (iii) none of the Purchaser or the Merger Sub or any of their respective Non-Recourse Parties shall have any claim with respect to their purported use of, or reliance on, any such other representations and warranties; provided, however, that nothing in this sentence shall relieve the Company or any of its Non-Recourse Parties from liability for Fraud. Without in any way limiting the generality of the foregoing, the Purchaser and the Merger Sub acknowledge that there are uncertainties inherent in attempting to make projections, forward looking statements and other forecasts and estimates, and certain business plan information and that the Purchaser and the Merger Sub are generally familiar with such uncertainties and that the Purchaser and the Merger Sub are responsible for their own evaluation of the adequacy and accuracy of any such projections, forward looking statements, forecasts, estimates and business plan information provided to the Purchaser and the Merger Sub in connection with the transactions contemplated by this Agreement.

10.02 Further Assurances. From time to time, as and when requested by any party hereto and at such requesting party’s expense, any other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such requesting party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.

10.03 Employees and Employee Benefits.

(a) Salary and Wages. All employees of the Company and its Subsidiaries who are employed by the Company and its Subsidiaries immediately following the Closing Date are referred to as “Retained Employees.” The Purchaser will cause the Company to provide each such Retained Employee who remains employed with at least the same base wages, annual base salary and annual rate of cash bonus potential (determined as a percentage of annual base salary) (but excluding any equity plan program or arrangement or any retention, transaction or other irregular or non-recurring cash bonuses) provided to each such employee on the Closing Date until at least December 31, 2018; provided, however, that nothing in this Section 10.03(a) shall obligate the Purchaser or the Company or any of its Subsidiaries to continue the employment of any such Retained Employee for any specific period.

(b) Employee Benefits. As of the Closing Date and until at least December 31, 2018, the Purchaser shall provide, or shall cause the Company to provide, each Retained Employee with benefits (other than any equity based compensation, retention, transaction or other irregular or non-recurring cash bonuses or defined pension benefits) that are substantially similar in the aggregate to the benefits provided to similarly situated employees of the Purchaser and its Subsidiaries, other than the Company and its Subsidiaries; provided, that Purchaser agrees to provide or cause the Company or its Subsidiaries to provide each such Retained Employee who is covered by a collective bargaining agreement with terms of employment (including compensation and benefits) as set forth in such agreement.

(c) Severance. Without limiting the foregoing provisions of this Section 10.03, the Purchaser shall, or shall cause the Surviving Entity and its Subsidiaries to, pay severance benefits to Retained Employees whose employment with the Surviving Entity or any of its Subsidiaries is involuntarily terminated within twelve (12) months following the Effective Time in amounts no less favorable than the amount of severance benefits to which such persons would have been entitled under the terms of the applicable Plan as in effect as of the Closing Date.

(d) Employee Service Credit. The Purchaser (i) shall give, or cause the Company to give, each Retained Employee credit under any benefit plan or personnel policies that cover the Retained Employee after the Closing Date, including any vacation, sick leave and severance policies, for purposes of eligibility, vesting and entitlement to vacation, sick leave and severance benefits for the Retained Employee’s service with the Company and its Affiliates prior to the Closing Date, to the same extent recognized by the Company or its Subsidiaries or any predecessor thereof as of the Closing Date; provided, that no such credit shall be provided for purposes of any defined benefit pension plan, for purposes of qualifying for subsidized early retirement benefits or retiree medical benefits or to the extent it would result in a duplication of benefits, (ii) shall use commercially reasonable efforts to allow such Retained Employees to participate in each plan providing welfare benefits (including medical, life insurance and long-term disability insurance) without regard to preexisting-condition limitations, waiting periods, evidence of insurability or other exclusions or limitations not imposed on the Retained Employee by the corresponding Plans immediately prior to the Closing Date, and (iii) shall use commercially reasonable efforts to credit the Retained Employee with any expenses that were covered by such Welfare Plan(s) for purposes of determining deductibles, co-pays and other applicable limits under any similar replacement plans if any Welfare Plan is terminated prior to the end of the plan year that includes the Closing Date.

(e) Vacation Pay and Personal Holidays. To the extent included in Working Capital, the Purchaser shall cause the Company to continue to credit to each Retained Employee all vacation and personal holiday pay that the Retained Employee is entitled to use but has not used as of the Closing Date (including any earned vacation or personal holiday pay to be used in future years), and shall assume all liability for the payment of such amounts.

(f) Labor Agreements. As of and after the Closing, the Surviving Entity or its relevant Subsidiaries will continue (for so long as such contracts are in effect) to be bound by the agreements set forth in subsection (i) of the Contracts Schedule.

(g) No Third-Party Beneficiaries. The provisions of this Section 10.03 are solely for the benefit of the parties to this Agreement, and no current or former employee, officer, director or consultant, or any other individual associated therewith, shall be regarded for any purpose as a third-party beneficiary of this Section 10.03. In no event shall the terms of this Agreement be deemed to (i) establish, amend or modify any Plan or any other “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by the Company, the Purchaser, the Surviving Entity or any of their respective Affiliates; (ii) alter or limit the ability of the Purchaser, the Surviving Entity or any of their respective Subsidiaries to amend, modify or terminate any Plan or any other benefit or employment plan, program, agreement or arrangement after the Closing Date; or (iii) confer upon any current or former employee, officer, director or consultant, any right to employment or continued employment or continued service with the Purchaser, the Surviving Entity or any of their respective Subsidiaries, or constitute or create an employment agreement with any employee.

10.04 Antitrust Notification.

(a) The Company and the Purchaser shall, no later than seven (7) Business Days following the execution and delivery of this Agreement, file with the United States Federal Trade Commission and the United States Department of Justice, the notification and report form required for the transactions contemplated hereby and any supplemental information requested in connection therewith pursuant to the HSR Act, which forms shall specifically request early termination of the waiting period prescribed by the HSR Act, and, as promptly as reasonably practicable and before the expiration of any relevant legal deadline, make with any other Governmental Body, any other filings, reports, information and documentation required for the transactions contemplated hereby pursuant to any Other Antitrust Regulations. Each of the Company and the Purchaser shall coordinate and cooperate in exchanging, and shall furnish to each other’s counsel such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act and any Other Antitrust Regulations. The Purchaser shall be responsible for all filing fees and shall retain local counsel in any jurisdictions outside the United States in connection with the filings described in the first sentence of this Section 10.04(a). The Company shall be responsible for any legal fees that it incurs in connection with the filings described in the first sentence of this Section 10.04(a).

(b) The Company and the Purchaser shall: (i) use their commercially reasonable efforts to promptly obtain any clearance required under the HSR Act and any Other Antitrust Regulations for the consummation of this Agreement and the transactions contemplated hereby; (ii) keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from any Governmental Body; and (iii) comply promptly with any such inquiry or request and supply to any Governmental Body without undue delay any additional information requested. The Purchaser agrees to take any and all steps necessary to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Body or any other Person so as to enable the parties hereto to expeditiously close the transactions contemplated hereby (and for the avoidance of doubt, so as to avoid a second phase review by the relevant Governmental Body) including consenting to any divestiture or other structural or conduct relief in order to obtain clearance from any Governmental Body. The Company, the Purchaser, and their respective Affiliates shall be obligated to contest, administratively or in court, any ruling, order, or other action of any Governmental Body or any other Person respecting the transactions contemplated by this Agreement. Prior to the Closing, the Purchaser shall not, and shall cause its controlled Affiliates not to enter into, undertake or consummate any transaction by the Purchaser (or its Affiliates) or Merger Sub, that would reasonably be expected to prevent or delay beyond the Termination Date the satisfaction of the conditions set forth in Section 4.03(a). Notwithstanding anything in this Agreement to the contrary, the Purchaser and its Affiliates shall not be obligated to consent to any divestiture, sale, license, lease or other disposal, or other structural or conduct relief, with respect to the Purchaser, the Company or any of their respective Affiliates in order to obtain clearance from any Governmental Body, which divestiture, sale, license, lease or other disposal, or other structural or conduct relief, would be reasonably likely to result in a material adverse effect on the Purchaser and its Affiliates, giving effect to the transactions contemplated by this Agreement (measuring “material adverse effect” for such purposes on a scale as if the Purchaser and its Affiliates were the size of the Company and its Subsidiaries without giving effect to the transactions contemplated by this Agreement).

(c) The parties hereto commit to instruct their respective counsel to cooperate with each other and use commercially reasonable efforts to facilitate and expedite the identification and resolution of any issues arising under the HSR Act and any Other Antitrust Regulations at the earliest practicable dates. Such commercially reasonable efforts and cooperation include counsel’s undertaking (i) to keep each other appropriately informed of communications from and to personnel of the reviewing Governmental Bodies, and (ii) to confer with each other regarding appropriate contacts with and response to personnel of such Governmental Bodies and the content of any such contacts or presentations. Neither the Company nor the Purchaser shall participate in any meeting or discussion with any Governmental Body with respect of any such filings, applications, investigation, or other inquiry without giving the other party prior notice of the meeting or discussion and, to the extent permitted by the relevant Governmental Body, the opportunity to attend and participate in such meeting or discussion (which, at the request of either the Purchaser or the Company, shall be limited to outside antitrust counsel only). The Company and the Purchaser shall each approve the content of any filings (as contemplated by Section 10.04(a)), material communications, presentations, white papers or other written materials to be submitted to any Governmental Body in advance of any such submission.

ARTICLE XI

TAX MATTERS

11.01 Transfer Taxes. The Purchaser, on the one hand, and the Members, on the other hand, shall each bear and be responsible for fifty percent (50%) of all transfer Taxes, real property transfer Taxes, stamp Taxes, or similar conveyance Taxes arising out of or imposed upon the transactions contemplated hereunder (“Transfer Taxes”). Tax Returns with respect to such Transfer Taxes shall be prepared and filed, and the relevant Transfer Taxes paid (subject to prompt reimbursement to the extent the Purchaser pays any Transfer Taxes for which the Members are responsible, or vice versa), by the party responsible for doing so under applicable Law. The Purchaser, the Representative and any applicable Members shall reasonably cooperate in the preparation of such Tax Returns and to minimize or eliminate any Transfer Taxes.

11.02 Section 338(g) and Section 336(e) of the Code. No party to this Agreement shall make an election under Section 338(g) and 336(e) of the Code with respect to the transactions contemplated by this Agreement.

11.03 Termination of Tax-Sharing Agreements. All Tax sharing agreements or arrangements with respect to or involving the Company or any of its Subsidiaries (other than any commercial agreement entered into in the ordinary course of business and not primarily concerning Taxes) shall be terminated prior to the Closing Date and, after the Closing Date, neither the Company nor any of its Subsidiaries shall be bound thereby or have any liability thereunder.

11.04 No Intermediary Transaction Tax Shelter. The Purchaser has no plan or intention to sell or exchange, in one or more transactions in which gain is recognized for U.S. federal income tax purposes, 65 percent or more (by value) of the assets of the Company (as of immediately prior to the Effective Time).

ARTICLE XII

MISCELLANEOUS

12.01 Press Releases and Communications. No press release or public announcement related to this Agreement or the transactions contemplated herein shall be issued or made without the joint approval of the Purchaser and the Representative, unless required by Law, in which case the Purchaser and the Representative shall have the right to review and comment on such press release or announcement prior to publication to the extent practicable; provided, that the Representative shall be entitled to communicate with its and its Affiliates’ investors and prospective investors (each of whom shall be subject to obligations to hold such information confidentially to the extent not otherwise publically available) relating to this Agreement and the transactions contemplated herein and shall retain the right to share information with such investors and prospective investors regarding the items set forth on the Communications Schedule; provided, further, that each party shall be entitled to communicate regarding the Merger Agreement or the transactions contemplated herein with its own employees, customers, suppliers and other stakeholders without the consent of the other party as long as such communication is consistent in all material respects with any press release, public announcement or other communication previously issued with the joint approval of the Purchaser and the Representative.

12.02 Expenses. Except as otherwise provided herein, whether or not the Closing takes place, except as otherwise provided herein, all fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants and appraisal fees, costs and expenses, and travel, lodging, entertainment and associated expenses) incurred in connection with the negotiation of this Agreement and the other agreements contemplated hereby, the performance of this Agreement and the other agreements contemplated hereby, and the consummation of the transactions contemplated hereby and thereby (a) by the Company, its Subsidiaries, the Members or the Optionholders shall be paid by the Members and Optionholders or, prior to the Closing, by the Company or its Subsidiaries, or (b) by the Purchaser or the Merger Sub shall be paid by the Purchaser. Without limiting the generality of the foregoing, the Purchaser shall pay any and all fees and expenses of the Escrow Agent and the Paying Agent and/or relating to surveys, title insurance and environmental due diligence, including any “Phase I” environmental review made after the date hereof; provided, that no “Phase II” environmental review will be conducted prior to the Closing without the prior written consent of the Company and, to the extent such consent is given, any and all expenses relating to such “Phase II” environmental review shall be paid by the Purchaser.

12.03 Notices. Except as otherwise expressly provided herein, all notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when transmitted via telecopy (or other facsimile device) to the number set out below or transmitted by electronic mail if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), (c) the day following the day (except if not a Business Day, then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service or (d) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid, in each case to the respective parties hereto at the address set forth below, or at such other address as such party may specify by written notice to the other party hereto:

Notices to Parent, the Purchaser, the Merger Sub or,
following the Closing, the Surviving Entity:

Hubbell Power Systems, Inc.
c/o Hubbell Incorporated
40 Waterview Drive
Shelton, Connecticut 06484
Attention:	An-Ping Hsieh, Senior Vice President,
General Counsel and Secretary
Facsimile:	(203) 882-3743
Email:	ahsieh@hubbell.com

with a copy, which shall not constitute notice, to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:	Joshua R. Cammaker
John L. Robinson
Facsimile:	(212) 403-2000
Email:	JRCammaker@wlrk.com
JLRobinson@wlrk.com

Notices to the Representative:

Sun Meter Readings, LP
c/o Sun Capital Partners, Inc.
5200 Town Center Circle, Suite 600
Boca Raton, Florida 33486
Attention: Daniel M. Florian and C. Deryl Couch
Facsimile: (561) 394-0540
Email: DFlorian@suncappart.com and DCouch@suncappart.com

with a copy, which shall not constitute notice, to:

Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
Attention:	Barbara J. Shander
Kimberly A. Taylor
Mark L. Opitz
Facsimile:	(215) 963-5001
Email:	barbara.shander@morganlewis.com
kimberly.taylor@morganlewis.com
mark.opitz@morganlewis.com

Notices to the Company, prior to the Closing:

Meter Readings Holding Group, LLC
77 W Port Plaza Drive
St. Louis, MO 63146

Attention:	Allan Connolly

Email: aconnolly@aclara.com

with a copy to each of:

Sun Meter Readings, LP
Sun Capital Partners, Inc.
5200 Town Center Circle, Suite 600
Boca Raton, Florida 33486
Attention: Daniel M. Florian and C. Deryl Couch
Facsimile: (561) 394-0540
Email: DFlorian@suncappart.com and DCouch@suncappart.com

with a copy, which shall not constitute notice, to:

Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921

Attention:	Barbara J. Shander
Kimberly A. Taylor
Mark L. Opitz
Facsimile:	(215) 963-5001

Email: barbara.shander@morganlewis.com
kimberly.taylor@morganlewis.com
mark.opitz@morganlewis.com

12.04 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by either the Purchaser or the Company without the prior written consent of the other party; provided, that each of the Purchaser, the Merger Sub and the Surviving Entity may assign their respective rights under this Agreement to their lenders as collateral security for their obligations under any of their secured debt financing arrangements; provided, further, that the Purchaser may assign this Agreement, upon prior written notice to the Representative, to one or more of its Affiliates, but that no such assignment permitted by this proviso shall relieve the Purchaser from its obligations hereunder. Any purported assignment, delegation or transfer in contravention of this Section 12.04 shall be null and void. Notwithstanding the foregoing, Purchaser may assign and transfer this Agreement to any Financing Source to the extent necessary for collateral security purposes.

12.05 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

12.06 Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person. The headings of the sections and paragraphs of this Agreement have been inserted for convenience of reference only and shall in no way restrict or otherwise modify any of the terms or provisions hereof. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement, the schedules or exhibits is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no party shall use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement, the schedules, or exhibits in any dispute or controversy between the parties hereto as to whether any obligation, item or matter not set forth or included in this Agreement, the schedules, or exhibits is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary course of business for purposes of this Agreement. In addition, matters reflected in the schedules are not necessarily limited to matters required by this Agreement to be reflected in the schedules. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature. The information contained in this Agreement, in the schedules, and exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any party hereto to any third-party of any matter whatsoever (including any violation of Law or breach of contract).

12.07 Amendment and Waiver. Except as provided herein, any provision of this Agreement or the schedules or exhibits hereto may be amended or waived only in a writing signed by the Purchaser, the Company and the Representative; provided, that no amendment to or waiver of any DFS Provision that is materially adverse to any Financing Source shall be effective without the written consent of such Financing Source. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default.

12.08 Complete Agreement. This Agreement and the other agreements, instruments, schedules and documents contemplated hereby or executed in connection herewith (including the Confidentiality Agreement, the Key Employee Agreements and the other Transaction Documents) contain the complete agreement between the parties hereto and supersede any prior understandings, agreements or representations by or between the parties hereto, written or oral, which may have related to the subject matter hereof in any way.

12.09 Third-Party Beneficiaries. The Members and the Optionholders are third party beneficiaries of the provisions of this Agreement that are intended for their benefit and may suffer losses for any breach of this Agreement by the Purchaser or the Merger Sub (or, after the Closing, the Surviving Entity). Except as otherwise expressly provided herein, nothing expressed or referred to in this Agreement is intended to or will be construed to give any Person other than the parties to this Agreement, the Members, the Optionholders and, for purposes of Section 8.02, the individuals specified therein, any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement; provided, however, that the Financing Sources shall be express third-party beneficiaries with respect to Section 12.07, this proviso to this Section 12.09, the proviso to Section 12.11(a), the proviso to Section 12.11(b), Section 12.11(d) and Section 12.20 (collectively, the “DFS Provisions”).

12.10 Counterparts. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, may be executed in one (1) or more counterparts, all of which shall constitute one and the same instrument. Any such counterpart, to the extent delivered by means of a facsimile machine or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”) shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

12.11 Governing Law; Jurisdiction.

(a) All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules hereto, and all claims and disputes arising hereunder or thereunder or in connection herewith or therewith, whether purporting to sound in contract or tort, or at law or in equity, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice of Law or conflict of Law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware; provided, that notwithstanding the foregoing, subject in all respects to the provisions of any other agreement (including any commitment letter or definitive agreement relating to any financing) between any Financing Source and any party hereto, all matters relating to any action or claim against any Financing Source, and all matters relating to the interpretation, construction, validity and enforcement (whether at law, in equity, in contract, in tort, or otherwise) against any Financing Source in any way relating to the Financing, shall be governed by, and construed in accordance with, the laws of the State of New York.

(b) The parties hereto hereby agree and consent to be subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, to the extent such court declines jurisdiction, first to any federal court, or second, to any state court, each located in Wilmington, Delaware, and hereby waive the right to assert the lack of personal or subject matter jurisdiction or improper venue in connection with any such suit, action or other proceeding; provided, however, each party hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources (including each Financing Source’s and its respective Affiliates’ respective officers, directors, employees, advisors, agents, Affiliates, controlling persons, successors, partners, representatives and assigns) in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing or the performance thereof, in any forum other than, and in any such instance the parties hereto hereby agree and consent to be subject to the exclusive jurisdiction of, the Supreme Court of the State of New York, County of New York, or, if under applicable law jurisdiction is vested in the Federal courts, the U.S. District Court for the Southern District of New York (and of the appropriate appellate courts therefrom).

(c) In furtherance of the foregoing, each of the parties hereto (a) waives the defense of inconvenient forum, (b) agrees not to commence any suit, action or other proceeding arising out of this Agreement or any transactions contemplated hereby other than in any such court, and (c) agrees that a final judgment in any such suit, action or other proceeding shall be conclusive and may be enforced in other jurisdictions by suit or judgment or in any other manner provided by Law.

(d) EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY LITIGATION, ACTION, PROCEEDING, CROSS-CLAIM, OR COUNTERCLAIM IN ANY COURT (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF, RELATING TO OR IN CONNECTION WITH (i) THIS AGREEMENT OR THE VALIDITY, PERFORMANCE, INTERPRETATION, COLLECTION OR ENFORCEMENT HEREOF OR (ii) THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, AUTHORIZATION, EXECUTION, DELIVERY, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF (INCLUDING ANY LEGAL PROCEEDING AGAINST THE FINANCING SOURCES ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, THE FINANCING OR THE PERFORMANCE OF SERVICES WITH RESPECT THERETO).

12.12 Representative.

(a) Effective upon and by virtue of the Member Approval, and without any further act of any of the Members or Optionholders, the Representative is hereby irrevocably appointed as the representative, agent, proxy, and attorney in fact (coupled with an interest) for all the Members and Optionholders for all purposes under this Agreement including the full power and authority on the Members’ and Optionholders’ behalf, subject to the terms and conditions of this Agreement: (i) to consummate the transactions contemplated under this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith, (ii) to negotiate claims and disputes arising under, or relating to, this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith (including, for the avoidance of doubt, the adjustment of Closing Cash Proceeds contemplated by Section 3.03), (iii) to receive and disburse to, or caused to be received or disbursed to, any Member or Optionholder any funds received on behalf of such Member or Optionholder under this Agreement (including, for the avoidance of doubt, any portion of the Merger Consideration) or otherwise, (iv) to withhold any amounts received on behalf of any Member or Optionholder pursuant to this Agreement (including, for the avoidance of doubt, any portion of the Merger Consideration) or to satisfy (on behalf of the Members and Optionholders) any and all obligations or liabilities of any Member, Optionholder or the Representative in the performance of any of their commitments hereunder (including, for the avoidance of doubt, the satisfaction of payment obligations (on behalf of the Members and Optionholders) in connection with the adjustment of Closing Cash Proceeds contemplated by Section 3.03), (v) to execute and deliver any amendment or waiver to this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith (without the prior approval of any Member or Optionholder), (vi) to receive and disburse to, or cause to be received or disbursed to, any individual pursuant to any incentive compensation agreement providing for a transaction bonus, in effect as of the Closing and (vii) to take all other actions to be taken by or on behalf of any Member or Optionholder in connection with this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith. Such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of the Representative and shall survive the death, incapacity, bankruptcy, dissolution or liquidation of each Member and Optionholder. All decisions and actions by the Representative shall be binding upon each Member and Optionholder, and no Member or Optionholder shall have the right to object, dissent, protest or otherwise contest the same. The Representative shall have no duties or obligations hereunder, including any fiduciary duties, except those set forth herein, and such duties and obligations shall be determined solely by the express provisions of this Agreement.

(b) Effective upon and by virtue of the Member Approval, and without any further act of any of the Members or Optionholders, the Representative and its Non-Recourse Parties shall be indemnified, held harmless and reimbursed by each Member and Optionholder severally (based on each Member’s and Optionholder’s Allocation Percentage), and not jointly, against all costs, expenses (including reasonable attorneys’ fees), judgments, fines and amounts paid or incurred by the Representative and its Non-Recourse Parties in connection with any claim, action, suit or proceeding to which the Representative or such other Person is made a party by reason of the fact that it is or was acting as the Representative pursuant to the terms of this Agreement (including, for the avoidance of doubt, the satisfaction of payment obligations (on behalf of the Members and Optionholders) in connection with the adjustment of Closing Cash Proceeds contemplated by Section 3.03). Any and all amounts paid or incurred by the Representative and its Non-Recourse Parties in connection with any claim, action, suit or proceeding to which the Representative or such other Person is made a party by reason of the fact that it is or was acting as the Representative pursuant to the terms of this Agreement are on behalf of the Members and Optionholders (and, not for the avoidance, on behalf of the Representative in any other capacity, as a Member or otherwise).

(c) Neither the Representative nor any of its Non-Recourse Parties shall incur any liability to any Member or Optionholder by virtue of the failure or refusal of the Representative or any of its Non-Recourse Parties for any reason to consummate the transactions contemplated hereby or relating to the performance of their duties hereunder. The Representative and its Non-Recourse Parties shall have no liability in respect of any action, claim or proceeding brought against any such Person by any Member or Optionholder, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise, if any such Person took or omitted taking any action in good faith.

(d) If the Representative pays or causes to be paid any amounts (on behalf of the Members and Optionholders) in connection with any obligation or liability of a Member or Optionholder in connection with the transactions contemplated hereby (including, for the avoidance of doubt, the adjustment of Closing Cash Proceeds contemplated by Section 3.03), any such payments and the reasonable expenses of the Representative incurred in administering or defending the underlying dispute or claim may be reimbursed, when and as incurred, from the Representative Holdback Amount (and, if not so reimbursed from the Representative Holdback Amount, the Representative shall be indemnified, held harmless and reimbursed by each Member and Optionholder severally (based on each Member’s and Optionholder’s Allocation Percentage), and not jointly, for such amount(s)). The Representative may, in its sole and absolute discretion, distribute, or caused to be distributed, any or all of the funds received or held by it on behalf of the Members and Optionholders (including, for the avoidance of doubt, any portion of the Merger Consideration) to one or more Members or Optionholders at any time after the date hereof, which such distribution(s) of funds may be different (i.e., with respect to amount, timing, conditionality or otherwise) for each Member and Optionholder. Upon full reimbursement of all expenses, costs, obligations or liabilities incurred by the Representative in the performance of its duties hereunder, the Representative shall distribute, or caused to be distributed, all remaining funds held by it on behalf of the Members and Optionholders to the Members and Optionholders; provided, that to ensure compliance with Treasury Regulations Section 1.409A-3(i)(5)(iv), the Optionholders shall not be entitled to receive any payment, and no payment shall be made to the Optionholders, in connection with the transaction contemplated hereby later than the date which is five (5) years after the Closing Date (it being understood that other Members may receive payments after the date which is five (5) years after the Closing Date, including, for the avoidance of doubt, amounts that, if paid prior to the date which is five (5) years after the Closing Date, would have been paid to the Optionholders).

(e) Notwithstanding anything to the contrary set forth herein, the Representative and its Affiliates shall not be liable for any loss to any Member or Optionholder for any action taken or not taken by the Representative or for any act or omission taken or not taken in reliance upon the actions taken or not taken or decisions, communications or writings made, given or executed by the Purchaser or the Merger Sub or the Surviving Entity.

(f) Except as may have been expressly and specifically agreed to in writing by a Member or Optionholder, on the one hand, and Morgan, Lewis & Bockius LLP, on the other hand, and except for the Representative, Sun Capital Partners, Inc. and their respective Affiliates (i) Morgan, Lewis & Bockius LLP has not and is not representing, and shall not be deemed to have represented any Member or Optionholder in connection with the transactions contemplated hereby, and (ii) Morgan, Lewis & Bockius LLP has not and is not providing any advice or counsel (including legal advice or counsel), and shall not be deemed to have provided counsel or advice, to any Member or Optionholder in connection with the transactions contemplated hereby. Each Member and Optionholder agrees that Morgan, Lewis & Bockius LLP may represent the Representative, Sun Capital Partners, Inc., and their respective Affiliates in any matter related to the transaction completed hereby including matters which maybe adverse to such Member or Optionholder and, in furtherance thereof, each Member and Optionholder consents to, and waives, without limitation, restriction or condition of any kind, any actual or potential conflict or other actual or potential objection with respect to Morgan, Lewis & Bockius LLP’s representation of the Representative, Sun Capital Partners, Inc., and their respective Affiliates in any matter related to the transaction completed hereby.

12.13 Legal Representation. Following consummation of the transactions contemplated hereby, Morgan, Lewis & Bockius LLP may serve as counsel to each and any of the Representative, the Members, the Optionholders and their respective Non-Recourse Parties, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding such representation or any continued representation of any other Person (including the Representative, Sun Capital Partners, Inc. and their respective Affiliates), and each of the parties (on behalf of itself and each of its Non-Recourse Parties) hereto consents thereto and waives any conflict of interest arising therefrom. Any privilege relating to the transactions contemplated by this Agreement attaching as a result of Morgan, Lewis & Bockius LLP representing the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement shall survive the Closing and shall remain in effect; provided, that such privilege from and after the Closing shall be assigned to and controlled by the Representative. In furtherance of the foregoing, each of the parties hereto agrees to use commercially reasonable efforts to ensure that any privilege relating to the transactions contemplated by this Agreement attaching as a result of Morgan, Lewis & Bockius LLP representing the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement shall survive the Closing, remain in effect and be assigned to and controlled by the Representative. As to any privileged attorney client communications that relate to the negotiation of the transactions contemplated by this Agreement between Morgan, Lewis & Bockius LLP and the Company or any of its Subsidiaries prior to the Closing Date (collectively, the “Privileged Communications”), the Purchaser, the Merger Sub and the Company (including, after the Closing, the Surviving Entity), together with any of their respective Affiliates, successors or assigns, agree that no such party may use or rely on any of the Privileged Communications in any action or claim against or involving any of the parties hereto or any of their respective Non-Recourse Parties after the Closing. Purchaser, on behalf of itself and its Affiliates (which, for this purpose, shall be deemed after the Closing to include the Surviving Entity) hereby (a) waives any claim that Purchaser or the Surviving Entity has or may have that Morgan, Lewis & Bockius LLP has a conflict of interest or is otherwise prohibited from engaging in such representation and (b) agrees that, if a dispute arises after the Closing between Purchaser or the Surviving Entity, on the one hand, and any of the Representative, any Member(s), any Optionholder(s) and/or their respective Non-Recourse Parties, on the other hand, then Morgan, Lewis & Bockius LLP may represent the Representative, such Member(s), such Optionholder(s) and/or their respective Non-Recourse Parties in such dispute even though the interests of one or more of such Persons may be directly adverse to Purchaser and/or the Surviving Entity and even though Morgan, Lewis & Bockius LLP may have represented the Company in a matter substantially related to such dispute. The Surviving Entity further agrees that, on its own behalf and on behalf of its Subsidiaries, Morgan, Lewis & Bockius LLP retention by the Surviving Entity or any of its respective Subsidiaries shall be deemed completed and terminated without any further action by any Person effective as of the Closing.

12.14 No Survival; Sources of Recovery.

(a) The representations, warranties, covenants and agreements in this Agreement shall terminate at the Closing or upon the termination of this Agreement pursuant to Article IX, except the covenants and agreements that explicitly contemplate performance after the Closing shall survive the Closing indefinitely (or until fully performed in accordance with this Agreement). The parties acknowledge and agree that, other than in connection with any Fraud, from and after the Closing they shall not be permitted to make, and no party shall have any liability or obligation with respect to, any claims for any breach of any representation or warranty set forth herein or any covenant or agreement herein that is to have been performed by another party on or prior to the Closing. In furtherance of the foregoing, other than in connection with any Fraud, from and after the Closing, each party hereby waives (on behalf of itself, each of its Affiliates and each of its Representatives), to the fullest extent permitted under Law, any and all rights, claims and causes of action (including any statutory rights to contribution or indemnification) for any breach of any representation or warranty or covenant or obligation to have been performed prior to the Closing set forth herein or otherwise relating to the Company, any Subsidiary or the subject matter of this Agreement that such party may have against the other parties or any of their Affiliates or any of their respective representatives arising under or based upon any theory whatsoever, under any Law, contract, tort or otherwise.

(b) The Purchaser hereby acknowledges and agrees that, except as expressly provided in Section 3.03(h)(i), the foregoing Section 12.14(a), pursuant to the Escrow Agreement, the Letters of Transmittal or in connection with any Fraud, from and after Closing none of the Company, the Members, the Optionholders, the Representative nor any of their respective Affiliates, officers, managers, employees or agents, shall have any liability, responsibility or obligation arising under this Agreement or any exhibit or Schedule hereto, or any ancillary agreement, certificate or other document entered into, made, delivered, or made available in connection herewith, or as a result of any of the transactions contemplated hereby or thereby, such provisions and other documents being the sole and exclusive remedy (as between the Purchaser and its Non-Recourse Parties, on the one hand, and the Representative and its Non-Recourse Parties, on the other hand) for all claims, disputes and losses arising hereunder or thereunder or in connection herewith or therewith, whether purporting to sound in contract or tort, or at law or in equity, or otherwise.

(c) Notwithstanding any provision of this Agreement or otherwise, the parties to this Agreement agree on their own behalf and on behalf of their respective Subsidiaries and Affiliates that no Non-Recourse Party of a party to this Agreement shall have any liability relating to this Agreement or any of the transactions contemplated herein except to the extent agreed to in writing by such Non-Recourse Party (including pursuant to any Letter of Transmittal).

12.15 Deliveries to the Purchaser. The Purchaser agrees and acknowledges that all documents or other items delivered in writing (including by electronic mail) to the Purchaser or its representatives in connection with the transactions contemplated by this Agreement or uploaded and made available in the online “data room” established by Venue Virtual Data Room for Project Arch on or before the date that is two (2) Business Days prior to the date hereof shall be deemed to have been made available to the Purchaser, the Merger Sub or their representatives for all purposes hereunder.

12.16 Conflict Between Transaction Documents. The parties hereto agree and acknowledge that to the extent any terms and provisions of this Agreement are in any way inconsistent with or in conflict with any term, condition or provision of any other agreement, document or instrument contemplated hereby, this Agreement shall govern and control.

12.17 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or legal remedies would not be an adequate remedy for any such damages. Therefore, it is accordingly agreed that each party shall be entitled to enforce specifically the terms and provisions of this Agreement, or to enforce compliance with, the covenants and obligations of any other party. Any party seeking an injunction, a decree or order of specific performance shall not be required to provide any bond or other security in connection therewith and any such remedy shall be in addition and not in substitution for any other remedy to which such party is entitled at law or in equity.

12.18 Relationship of the Parties. Nothing in this Agreement shall be deemed to constitute the parties hereto as joint venturers, alter egos, partners or participants in an unincorporated business or other separate entity, nor, except as expressly and specifically set forth in Section 12.12, in any manner create any principal-agent, fiduciary or other special relationship between the parties hereto. No party shall have any duties (including fiduciary duties) towards any other party hereto except as specifically set forth herein.

12.19 Prevailing Party. Other than with respect to disputes arising pursuant to Section 3.03, in any dispute arising out of or related to this Agreement, any of the exhibits or schedules hereto, or any agreement, document, instrument or certificate contemplated hereby, or any transactions contemplated hereby or thereby, the applicable adjudicating body shall award to the prevailing party, if any, the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the dispute and the enforcement of its rights under this Agreement, any of the exhibits or schedules hereto, or any agreement, document, instrument or certificate contemplated hereby and, if the adjudicating body determines a party to be the prevailing party under circumstances where the prevailing party won on some but not all of the claims and counterclaims, the adjudicating body may award the prevailing party an appropriate percentage of the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the adjudication and the enforcement of its rights under this Agreement, any of the exhibits or schedules hereto, or any agreement, document, instrument or certificate contemplated hereby or thereby.

12.20 Financing Sources. Notwithstanding anything to the contrary contained in this Agreement, (i) none of the Representative, the Company or any of its of their respective Subsidiaries, or any of such Person’s respective past, present or future Affiliates, directors, officers, employees, general or limited partners, members, stockholders, managers, agents or representative (each, a “Related Person”) shall have any rights or claims against the Financing Sources (in their capacities as such) in any way relating to this Agreement or any of the transactions contemplated by this Agreement, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Financing or the performance thereof or the financings contemplated thereby, whether in law or equity, in contract, in tort or otherwise, and (ii) the Financing Sources (in their capacities as such) shall not have any liability (whether in contract, in tort or otherwise) to the Representative, the Company or any of its or their respective Subsidiaries, or any of such Person’s Related Persons for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to any Financing or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise.

12.21 Limited Guaranty.

(a) Guaranty. Parent hereby provides an absolute, unconditional and irrevocable guaranty (this “Guaranty”), as a principal and not as a surety, of all payment obligations of the Purchaser and the Merger Sub arising under this Agreement (including payment of the Merger Consideration) and shall indemnify the Members, the Optionholders and the Representative for any reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred by them in enforcing this Guaranty. Parent hereby agrees and undertakes to make all payments under this Section 12.21 free and clear of any deduction, offset, defense, claim or counterclaim of any kind (other than a defense of payment in full). None of the Members, Optionholders or Representative shall be obligated to file any claim relating to Parent’s payment obligations pursuant to this Section 12.21 in the event that any of Parent, the Purchaser, the Merger Sub or any other Person becomes subject to a bankruptcy, reorganization or similar proceeding, and no such event shall affect Parent’s obligations hereunder. This Guaranty shall be a continuing guarantee and shall be a guarantee of payment and not merely of collection. None of the Members, the Optionholders nor the Representative shall be required to make any demand upon the Purchaser or the Merger Sub, or to pursue or exhaust all of their rights or remedies against the Purchaser or the Merger Sub, prior to making any demand on or invoking any of their respective rights and remedies against Parent pursuant to this Guaranty. Parent hereby agrees that none of the Members’, the Optionholders’ nor the Representative’s rights or remedies nor Parent’s obligations under the terms of this Guaranty shall be released, diminished, impaired, reduced or affected by any claim or defense that this Guaranty was made without consideration or is not supported by adequate consideration.

(b) Representations and Warranties. Parent represents and warrants to the Company that: (i) the execution, delivery and performance of this Agreement has been duly and validly authorized and approved by all requisite corporate action, and no other corporate proceedings are necessary to authorize the execution, delivery and performance of this Agreement and (ii) this Agreement has been duly and validly authorized, executed and delivered by Parent, and assuming that this Agreement is a valid and binding obligation of the other parties hereto, this Agreement constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights or to general principles of equity.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement and Plan of Merger on the date first above written.

The Company:
METER READINGS HOLDING GROUP, LLC

By:	/s/ Michael J. McConvery
Name:	Michael J. McConvery
Title:	Vice President

Signature Page to Agreement and Plan of Merger

The Purchaser:
HUBBELL POWER SYSTEMS, INC.

By:	/s/ Gerben W. Bakker
Name:	Gerben W. Bakker
Title:	President

The Merger Sub:
YELLOW MERGER SUB, INC.

By:	/s/ Gerben W. Bakker
Name:	Gerben W. Bakker
Title:	President

Parent: (solely with respect to Sections 12.10, 12.11 and 12.21)
HUBBELL INCORPORATED

By:	/s/ An-Ping Hsieh
Name:	An-Ping Hsieh
Title:	Senior Vice President, General Counsel and Secretary

Signature Page to Agreement and Plan of Merger

(continued)

The Representative: (solely in its capacity as the Representative)
SUN METER READINGS, LP

By:	Sun Holdings VI, its General Partner

By:	/s/ Michael J. McConvery
Name:	Michael J. McConvery
Title: Vice President

Signature Page to Agreement and Plan of Merger

(continued)